Exhibit 99.1

Execution Version

UNDERWRITING AGREEMENT

May 29, 2025

New Found Gold Corp.

2129 – 1055 West Georgia Street

Vancouver, BC V6E 3P3

Canada

Attention:         Keith Boyle, Chief Executive Officer

Dear Mr. Boyle:

The undersigned, BMO Nesbitt Burns Inc. and SCP Resource Finance LP, as joint lead underwriters and joint bookrunners (the “Lead Underwriters”), along with Paradigm Capital Inc., Canaccord Genuity Corp., Haywood Securities Inc., Stifel Nicolaus Canada Inc., Roth Canada, Inc., A.G.P. Canada Investments ULC and ATB Securities Inc. (each, and including the Lead Underwriters, an “Underwriter” and collectively, the “Underwriters”) understand that New Found Gold Corp. (the “Company”) proposes to issue and sell to the Underwriters: (1) 21,400,000 Common Shares (as defined below) issued as “flow-through shares” as defined in subsection 66(15) of the Tax Act (as defined below) (the “Flow-Through Shares”) at a price of $2.29 per Flow-Through Share (the “Flow-Through Share Offering Price”), and (2) 4,370,000 Common Shares (the “HD Common Shares”) at a price of $1.63 per HD Common Share (the “HD Common Share Offering Price”) for aggregate gross proceeds of $56,129,100. The Flow-Through Shares will have the attributes described in the Final Prospectus (as defined below) and will be initially issued to purchasers in Canada under the Flow-Through Subscription Agreements (as defined below). The Company has been informed that purchasers of the Offered Securities (as defined below) may choose to subsequently dispose of some or all of the Offered Securities, including by: (i) donating the Offered Securities to registered charitable organizations, who may sell such Offered Securities to purchasers arranged by the Underwriters at a re-offer price of $1.63 (the “Re-Offer Price”); or (ii) selling such Secondary Shares (as defined below) to purchasers arranged by the Underwriters at the Re-Offer Price ((i) and (ii) collectively, the “Secondary Shares”). The Offering Documents (as defined below) qualify the issuance of the Offered Securities and the distribution of the Secondary Shares by the Underwriters.

The Offering (as defined below) will consist of an initial tranche (“First Tranche”) consisting of 15,265,000 Flow-Through Shares and 4,370,000 HD Common Shares for aggregate gross proceeds of $42,079,950 and a second tranche (“Second Tranche”) consisting of 6,135,000 Flow-Through Shares for aggregate gross proceeds of $14,049,150.

The Company hereby grants to the Underwriters (in accordance with the respective percentages set forth in Section 8.1 of this Agreement) an option (the “Over-Allotment Option”), entitling the Underwriters to purchase up to an additional 3,210,000 Flow-Through Shares (each an “Additional Share”) at the Flow-Through Share Offering Price for the purpose of covering the Underwriters’ over-allocation position, for aggregate gross proceeds of $7,350,900, assuming the full exercise of the Over-Allotment Option. The Over-Allotment Option shall be non-assignable and shall be exercisable, in whole or in part, at any time, and from time to time for up to 30 days after the Closing Time (as defined below) of the First Tranche Closing Date (as defined below), at the sole discretion of the Underwriters. The offering of the Flow-Through Shares, HD Common Shares and any Additional Shares by the Company described in this Agreement is hereinafter referred to as the “Offering”.

Where applicable, references to “Offered Securities” in this Agreement shall mean the Flow-Through Shares, the HD Common Shares, the Secondary Shares and/or the Additional Shares.

Based on the foregoing, and subject to the terms and conditions contained in this Agreement, the Underwriters, severally, and neither jointly nor jointly and severally, agree to purchase from the Company, in the percentages set forth in Section 8.1 of this Agreement, and, by its acceptance hereof, the Company agrees to sell to the Underwriters all but not less than all of the Flow-Through Shares and HD Common Shares at the Closing Time (as defined below) at the Flow-Through Share Offering Price for each Flow-Through Share and each Additional Share and at the HD Common Share Offering Price for each HD Common Share. Although the offer to purchase the Flow-Through Shares and the HD Common Shares is being made by the Underwriters, the Underwriters will endeavour to arrange for substituted purchasers (collectively, the “Substituted Purchasers”) with the effect that such Substituted Purchasers will be the initial purchasers of the Flow-Through Shares and the HD Common Shares. To the extent that Substituted Purchasers purchase any Flow-through Shares or the HD Common Shares, the Underwriters shall not be obligated to purchase the Flow-Through Shares or the HD Common Shares so purchased by such Substituted Purchasers.

Subject to applicable laws and without affecting the firm obligation of the Underwriters to purchase the Offered Securities from the Company at a price per Offered Security equal to the applicable Offering Price in accordance with this Agreement, after the Underwriters have made reasonable efforts to sell all of the Offered Securities offered hereby at the applicable Offering Price, the offering price to the public may be decreased and further changed from time to time to an amount not greater than the applicable Offering Price. Such decrease or other change in the offering price to the public will not affect the amount of the proceeds of the Offering of the Offered Securities to the Company, or the amount of the Underwriters’ Fee (as defined below) payable pursuant to Section 10.3. The Underwriters will promptly inform the Company if any offering price to the public is decreased or otherwise changed.

The gross proceeds of the Offering shall be used as set forth in the Final Prospectus (as hereinafter defined) under the heading “Use of Proceeds”. In consideration of the Underwriters’ agreement to purchase the Flow-Through Shares, the HD Common Shares, and Additional Shares (if applicable) and the other services to be rendered in connection with the Offering, the Company shall pay to the Lead Underwriters, for and on behalf of all of the Underwriters, a cash fee (the “Underwriters’ Fee”) in an amount equal to the sum of: (i) 5.25% of the gross proceeds received by the Company from the issue and sale of the Flow-Through Shares, the HD Common Shares, and any Additional Shares, other than the gross proceeds raised from certain sales pursuant to a president’s list (the “President’s List Sales”); and (ii) 1.0% of the gross proceeds raised from President’s List Sales which shall not exceed 35% of the gross proceeds from the Offering, payable in cash from the general working capital of the Company.

The Company has prepared and filed a final short form base shelf prospectus dated May 23, 2025 (the “Canadian Base Prospectus”), qualifying the distribution of up to US$300,000,000 aggregate principal amount of common shares, warrants, subscription receipts, units, debt securities and share purchase contracts of the Company (collectively, the “Shelf Securities”) with the British Columbia Securities Commission (the “Reviewing Authority”) and the other Commissions (as defined below); the Reviewing Authority has issued a receipt under National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (a “Receipt”) in respect of the Canadian Base Prospectus. The Company is qualified to distribute the Shelf Securities in each of the Canadian Qualifying Jurisdictions (as defined below) under the Canadian Base Prospectus pursuant to Canadian Securities Laws (as defined below), including the rules and procedures established pursuant to NI 44-101 (as defined below) and NI 44-102 (as defined below) (together, the “Canadian Shelf Procedures”). The preliminary Canadian prospectus supplement (the “Preliminary Canadian Prospectus Supplement”) relating to the offering of the Offered Securities, which excludes certain pricing information and other final terms of the Offered Securities and which has been filed with the Reviewing Authority in accordance with the Canadian Shelf Procedures and the other Canadian Securities Laws on May 27, 2025, together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus”, and the final Canadian prospectus supplement (the “Canadian Prospectus Supplement”) relating to the offering of the Offered Securities, which includes the pricing and other information omitted from the Canadian Preliminary Prospectus, to be dated the date hereof and filed with the Reviewing Authority in accordance with the Canadian Shelf Procedures, together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Final Prospectus”.

The Company meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act (as defined below) for the purposes of the offering of securities. The Company has filed with the SEC (as defined below) a registration statement on Form F-10 (No. 333-287547) in respect of the Shelf Securities and has filed an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) with the SEC in conjunction with the filing of the Registration Statement (as defined below). The Canadian Base Prospectus, including all documents incorporated therein by reference, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, in the form included in such Form F-10 is hereinafter referred to as the “U.S. Base Prospectus”. The Company has also prepared and filed with the SEC the Canadian Preliminary Prospectus pursuant to General Instruction II.L of Form F-10 under the U.S. Securities Act, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC and including all documents incorporated therein by reference (together with the U.S. Base Prospectus, the “U.S. Preliminary Prospectus”). The Company will prepare and file with the SEC as promptly as possible, and in any event with the SEC within one business day following the filing of the Canadian Final Prospectus, the Canadian Final Prospectus pursuant to General Instruction II.L of Form F-10 under the U.S. Securities Act, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC and including all documents incorporated therein by reference (together with the U.S. Base Prospectus, the “U.S. Final Prospectus”).

As used herein, “Registration Statement” shall mean the registration statement on Form F-10, including the U.S. Final Prospectus, each as amended or supplemented, and the exhibits thereto and the documents incorporated by reference therein, in the form in which it became effective; “Base Prospectus” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus, “Preliminary Prospectus” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and “Final Prospectus” shall mean, collectively, the Canadian Final Prospectus and the U.S. Final Prospectus. Any reference in this Agreement to the Registration Statement, the Base Prospectus, the Preliminary Prospectus or the Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein as of the date hereof. The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Base Prospectus, the Pricing Disclosure Package (as defined below), the Preliminary Prospectus or the Final Prospectus shall include all documents subsequently filed or furnished by the Company with or to the Commissions and the SEC pursuant to the U.S. Exchange Act (as defined below), that are deemed to be incorporated by reference therein.

The U.S. Preliminary Prospectus, as supplemented by the Issuer Free Writing Prospectuses (as defined below), if any, and the information listed in Schedule “D” hereto, taken together, are hereinafter referred to collectively as the “Pricing Disclosure Package”. For purposes of this Agreement, the “Applicable Time” is 5:30 a.m. (Vancouver time) on the date of this Agreement.

The Underwriters agree that (i) any offers or sales of the Offered Securities in Canada will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered in compliance with applicable Canadian Securities Laws and (ii) any offers or sales of the Offered Securities in the United States will be conducted through the Underwriters, or one more U.S. Affiliates (as defined below), duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws (as defined below) and the requirements of Financial Industry Regulatory Authority, Inc. (“FINRA”).

The Underwriters understand that, subsequent to the Offering, the Company may conduct a non-brokered private placement of up to 12,269,939 Common Shares (the “Private Placement Securities”) at the HD Common Share Offering Price for gross proceeds of up to $20,000,000.57 (the “Non-Brokered Private Placement”). The Underwriters and the Company acknowledge and agree that the Underwriters have not agreed to purchase any Private Placement Securities in connection with the Non-Brokered Private Placement, and that no Underwriter will be entitled to any fee or commission with respect to the Private Placement Securities sold as part of the Non-Brokered Private Placement.

The Prospectuses do not qualify any securities issued, if any, under the Non-Brokered Private Placement. The Private Placement Securities to be issued under the Non-Brokered Private Placement will be subject to a statutory hold period lasting four months and one day following the closing of the Non-Brokered Private Placement.

The additional terms and conditions of this underwriting agreement (the “Agreement”) are set forth below.

1.	DEFINITIONS

1.1	In this Agreement, including any schedules forming a part of this Agreement:

(a)	“Acts” means the Securities Acts or equivalent securities regulatory legislation of the Canadian Qualifying Jurisdictions and “Act” means the Securities Act or equivalent securities regulatory legislation of a specified Canadian Qualifying Jurisdiction;

(b)	“Additional Shares” means the up to 3,210,000 Flow-Through Shares issuable if the Over-Allotment Option is exercised;

(c)	“Ancillary Documents” means all agreements, certificates (including the certificates representing the Offered Securities), officer’s certificates, notices and other documents executed and delivered, or to be executed and delivered, by the Company in connection with the Offering and/or pursuant to this Agreement;

(d)	“Aggregate Flow-Through Subscription Price” means the aggregate gross proceeds from the sale and issue of the Flow-Through Shares;

(e)	“Anti-Money Laundering Laws” has the meaning given to that term in Schedule 5.1(nn);

(f)	“Applicable Securities Laws” means Canadian Securities Laws and U.S. Securities Laws, collectively;

(g)	“Applicable Time” has the meaning given to that term on page 3 of this Agreement;

(h)	“Base Prospectus” has the meaning given to that term on page 3 of this Agreement;

(i)	“Canadian Base Prospectus” has the meaning given to that term on page 2 of this Agreement;

(j)	“Canadian Final Prospectus” has the meaning given to that term on page 2 of this Agreement;

(k)	“Canadian Offering Documents” means each of the Canadian Preliminary Prospectus and the Canadian Final Prospectus, including any Supplementary Material;

(l)	“Canadian Preliminary Prospectus” has the meaning given to that term on page 2 of this Agreement;

(m)	“Canadian Prospectus Supplement” has the meaning given to that term on page 2 of this Agreement;

(n)	“Canadian Securities Laws” means, collectively, and, as the context may require, the Acts and Regulations and the rules, policies, instruments, notices and orders issued by the applicable Regulatory Authorities;

(o)	“Canadian Qualifying Jurisdictions” means all of the provinces and territories of Canada (except Quebec and Nunavut), and such other jurisdictions to which the Underwriters and the Company may agree and “Canadian Qualifying Jurisdiction” means any one of them;

(p)	“CEE” means an expense of the nature described in paragraph (f) of the definition of “Canadian exploration expense” in subsection 66.1(6) of the Tax Act or which would be included in paragraph (h) of such definition if the reference therein to “paragraphs (a) to (d) and (f) to (g.4)” were read as “paragraph (f)”, other than amounts which are: (i) assistance described in paragraph 66(12.6)(a) of the Tax Act; (ii) prescribed to be Canadian exploration and development overhead expenses for the purposes of paragraph 66(12.6)(b) of the Tax Act; (iii) the cost of acquiring or obtaining the use of seismic data described in paragraph 66(12.6)(b.1) of the Tax Act; or (iv) any expenses for prepaid services or rent that do not qualify as outlays and expenses for the period as described in the definition of “expense” in subsection 66(15) of the Tax Act;

(q)	“CFPOA” has the meaning given to that term in Schedule 5.1(ll);

(r)	“Claim” has the meaning given to that term in Section 12.1;

(s)	“Closing” and “Closing Dates” have the meanings given to those terms in Section 10.1;

(t)	“Closing Materials” has the meaning given to that term in subsection 6.1(w)(xi) hereto;

(u)	“Closing Time” means 5:00 a.m. (Vancouver time) or such other time as may be agreed to by the Company and the Underwriters on the First Tranche Closing Date or the Second Tranche Closing Date, as applicable, or in the case of the Option Closing, 5:00 a.m. (Vancouver Time) or such other time as may be agreed to by the Company and the Underwriters on the Over-Allotment Closing Date;

(v)	“Comfort Letter” has the meaning given to that term in subsection 6.1(w)(i) hereto;

(w)	“Commissions” means the securities regulatory authorities (other than stock exchanges) of the Canadian Qualifying Jurisdictions and “Commission” means the securities regulatory authority of a specified Canadian Qualifying Jurisdiction;

(x)	“Commitment Amount” means the Aggregate Flow-Through Subscription Price paid by the subscribers of the Flow-Through Shares and received by the Company by the applicable Closing Date for the subscription of the Flow-Through Shares;

(y)	“Common Shares” means the common shares, without par value, in the authorized share structure of the Company;

(z)	“Company” means New Found Gold Corp., a company continued under the laws of the Province of British Columbia;

(aa)	“Company Contracts” has the meaning given to that term in Schedule 5.1(y) hereto;

(bb)	“Continuous Disclosure Materials” has the meaning given to that term in Schedule 5.1(k) hereto;

(cc)	“CRA” means the Canada Revenue Agency;

(dd)	“Distribution” (or “distribute” as derived therefrom or “distribution to the public”) each has the meaning given to such term as defined in the Applicable Securities Laws;

(ee)	“Employee Plans” means any (i) pension, retirement, deferred compensation, savings, profit-sharing, stock option, stock purchase, bonus, incentive, vacation pay, severance pay, supplemental unemployment benefit, employee assistance, death benefit or other employee or post-retirement benefit plan, trust, arrangement, contract, agreement, policy or commitment (including any arrangement to provide pension benefits in excess of the maximum amounts which are allowed under the Tax Act to be provided through a registered pension plan) from which present or former employees, officers and directors, individuals working on contract with the Company or individuals providing services to the Company of a kind normally performed by employees benefit or have the potential to benefit, or (ii) group or individual insurance policy or coverage (including self-insured coverage) for accident and sickness or life insurance (including any individual insurance policy under which any present or former employee, officer or director of the Company, as applicable, is the named insured and as to which the Company makes premium payments, whether or not the Company is the owner, beneficiary or both of that policy), or other insured or covered expense reimbursement coverage, from which present or former employees, officers or directors of the Company benefit or have the potential to benefit;

(ff)	“Environmental Laws” has the meaning given to that term in Schedule 5.1(jjj) hereto;

(gg)	“FCPA” has the meaning given to that term in Schedule 5.1(ll);

(hh)	“Final Receipt” means the receipt issued by the Reviewing Authority, as principal regulator under NP 11-202, evidencing that a receipt has been, or has been deemed to be, issued for the Canadian Base Prospectus in each of the Canadian Qualifying Jurisdictions;

(ii)	“Final Prospectus” has the meaning given to that term on page 3 of this Agreement;

(jj)	“Financial Information” means the information under the heading “Consolidated Capitalization”, incorporated by reference into the Prospectuses;

(kk)	“Financial Statements” means the Company’s audited annual financial statements as at and for the years ended December 31, 2024 and 2023, comprised of the statements of financial position as at December 31, 2024 and December 31, 2023 and the statements of loss and comprehensive loss, cash flows and changes in equity for the years then ended, and notes to the financial statements, including a summary of significant accounting policies, and the associated independent auditor’s report, filed on March 21, 2025;

(ll)	“FINRA” has the meaning given to that term on page 3 of this Agreement;

(mm)	“First Tranche” has the meaning given to that term on page 1 of this Agreement;

(nn)	“First Tranche Closing Date” has the meaning given to that term in Section 10.1 hereto;

(oo)	“Flow-Through Mining Expenditure” means an expense which is a CEE and will, once renounced to a purchaser of Flow-Through Shares who is an individual (other than a trust or estate), qualify as a “flow-through mining expenditure” (as defined in subsection 127(9) of the Tax Act as such definition read on March 2, 2025 and provided that those specific proposals to amend the Tax Act publicly announced on March 3, 2025 by the Minister of Energy and Natural Resources on behalf of the Minister of Finance proposing an amendment to extend the mineral exploration tax credit for investors in flow-through shares until March 31, 2027 is passed with effect on or prior to the applicable Closing Date) of or by a purchaser of Flow-Through Shares or, if the purchaser of Flow-Through Shares is a partnership, of the members of the purchaser who are individuals (other than a trust or estate);

(pp)	“Flow-Through Shares” has the meaning given to that term on page 1 of this Agreement;

(qq)	“Flow-Through Share Offering Price” has the meaning given to that term on page 1 of this Agreement;

(rr)	“Flow-Through Subscription Agreements” means the subscription agreements for the Flow-Through Shares to be entered into by the Company and by the Underwriters on behalf of the purchasers of Flow-Through Shares, substantially in the form attached as Schedule “C” to this Agreement;

(ss)	“Follow-On Transaction” has the meaning given to that term in section 4.8(a) hereto;

(tt)	“Form F-X” has the meaning given to that term on page 2 of this Agreement;

(uu)	“Governmental Authority” means governments, regulatory authorities, governmental departments, agencies, stock exchanges, commissions (including the Commissions and the SEC), bureaus, officials, ministers, crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations or entities (i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them, or (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

(vv)	“Governmental Licenses” has the meaning given to that term in Schedule 5.1(rr) hereto;

(ww)	“Hazardous Materials” has the meaning given to that term in Schedule 5.1(jjj) hereto;

(xx)	“HD Common Shares” has the meaning given to that term on page 1 of this Agreement;

(yy)	“HD Common Share Offering Price” has the meaning given to that term on page 1 of this Agreement;

(zz)	“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board and as adopted by the Canadian Institute of Chartered Accountants;

(aaa)	“Indemnified Parties” has the meaning given to that term in section 12.1 hereto;

(bbb)	“Intellectual Property” has the meaning given to that term in Schedule 5.1(oo) hereto;

(ccc)	“Investment Company Act” has the meaning given to that term in Schedule 5.1(ffff);

(ddd)	“Issuer Free Writing Prospectus” means an “issuer free writing prospectus” as defined in Rule 433 under the U.S. Securities Act relating to the Offered Securities that (i) is required to be filed with the SEC by the Company, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) under the U.S. Securities Act whether or not required to be filed with the SEC or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) under the U.S. Securities Act because it contains a description of the Offered Securities or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the U.S. Securities Act;

(eee)	“Lead Underwriters” has the meaning given to that term on page 1 of this Agreement;

(fff)	“Lien” means any mortgage, charge, pledge, hypothec, claim, security interest, assignment, lien (statutory or otherwise), defect, restriction on transfer, restrictive covenant or other encumbrance of any nature, including any arrangement or condition which, in substance, secures payment or performance of an obligation, or any contract or agreement to create any of the foregoing;

(ggg)	“Lock-Up Agreements” has the meaning given to that term in subsection 6.1(z) hereto;

(hhh)	“material adverse effect” means (i) the effect resulting from any event or change which is materially adverse to the business, affairs, capital, operations, property rights or assets, liabilities (contingent or otherwise) of the Company, or which event or change would reasonably be expected to have a significant negative effect on the market price or value of the Common Shares or (ii) any fact, event or change that would result in any Offering Document containing a misrepresentation;

(iii)	“material change” means a material change in or relating to the Company for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a change in or relating to the business, operations or capital of the Company and its subsidiaries taken as a whole that would reasonably be expected to have a significant effect on the market price or value of any securities of the Company and includes a decision to implement such a change made by the board of directors of the Company or by senior management who believe that confirmation of the decision by the board of directors of the Company is probable;

(jjj)	“material fact” means a material fact for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a fact that would reasonably be expected to have a significant effect on the market price or value of any securities of the Company;

(kkk)	“Mining Claims” has the meaning given to that term in Schedule 5.1(uu) hereto;

(lll)	“misrepresentation” means a misrepresentation for the purposes of the Applicable Securities Laws of an Offering Jurisdiction or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

(mmm)	“Named Executive Officers” means as of the date of this Agreement, the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the Company’s most recently completed financial year end;

(nnn)	“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

(ooo)	“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

(ppp)	“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

(qqq)	“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

(rrr)	“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

(sss)	“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

(ttt)	“Non-Brokered Private Placement” has the meaning given to that term on page 3 of this Agreement;

(uuu)	“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

(vvv)	“NYSE American” means the NYSE American LLC;

(www)	“Offered Securities” has the meaning given to that term on page 1 of this Agreement;

(xxx)	“Offering” means the offering and sale of the Offered Securities pursuant to the terms and conditions of this Agreement;

(yyy)	“Offering Documents” means the Canadian Offering Documents and the U.S. Offering Documents, collectively;

(zzz)	“Offering Price” means the Flow-Through Share Offering Price or the HD Common Share Offering Price, as the context may require;

(aaaa)	“Offering Jurisdictions” means the United States and the Canadian Qualifying Jurisdictions;

(bbbb)	“Option Closing” means the purchase of Additional Shares contemplated upon the exercise of the Over-Allotment Option;

(cccc)	“Over-Allotment Closing Date” means, in respect of any exercise of the Over-Allotment Option, the closing date for such exercise of the Over-Allotment Option which shall be not more than three business days after the notice of exercise of such option has been delivered in accordance with the terms of the Over-Allotment Option;

(dddd)	“Over-Allotment Option” means the option to purchase the Additional Shares granted to the Underwriters as set out on page 1 of this Agreement;

(eeee)	“Preliminary Canadian Prospectus Supplement” has the meaning given to that term on page 2 of this Agreement;

(ffff)	“Preliminary Prospectus” has the meaning given to that term on page 3 of this Agreement;

(gggg)	“Prescribed Forms” means the forms prescribed from time to time under subsection 66(12.7) of the Tax Act, filed or to be filed by the Company within the prescribed time renouncing to the purchasers of Flow-Through Shares the Qualifying Expenditures incurred pursuant to the Flow-Through Subscription Agreements and all parts or copies of such forms required by the CRA, when applicable, to be delivered to the purchasers of Flow-Through Shares;

(hhhh)	“President’s List Sales” has the meaning given to that term on page 2 of this Agreement;

(iiii)	“Pricing Disclosure Package” has the meaning given to that term on page 3 of this Agreement;

(jjjj)	“Private Placement Securities” has the meaning given to that term on page 3 of this Agreement;

(kkkk)	“Prospectuses” means collectively the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Preliminary Prospectus and the U.S. Final Prospectus;

(llll)	“provide” in the context of sending or making available marketing materials to a potential investor of the Common Shares or any Additional Shares, has the meaning given to that term under the Applicable Securities Laws;

(mmmm)	“Qualifying Expenditure” means an expense which (i) qualifies as CEE at the date it is incurred and is an expense which may be renounced by the Company pursuant to subsection 66(12.6) of the Tax Act, in conjunction with subsection 66(12.66) of the Tax Act, with an effective date not later than December 31, 2025 and in respect of which, but for the renunciation, the Company would be entitled to a deduction from income for income tax purposes; and (ii) qualifies as a Flow-Through Mining Expenditure at the date it is incurred; provided that the purchasers of Flow-Through Shares (and where a purchaser of Flow-Through Shares is a partnership, each partner of the partnership) deals with the Company on an arm’s length basis for purposes of the Tax Act;

(nnnn)	“Queensway Gold Project” means the Company’s Queensway Project located in Newfoundland, Canada;

(oooo)	“Registration Statement” has the meaning given to that term on page 3 of this Agreement;

(pppp)	“Regulations” means the securities rules or regulations proclaimed under the Acts and “Regulation” means the securities rules or regulations proclaimed under a specified Act;

(qqqq)	“Regulatory Authorities” means collectively the Commissions, the SEC, NYSE American and the TSXV;

(rrrr)	“Returns” has the meaning given to that term in Schedule 5.1(kkk) hereto;

(ssss)	“Reviewing Authority” has the meaning given to that term on page 2 of this Agreement;

(tttt)	“Re-Offer Price” has the meaning given to that term on page 1 of this Agreement;

(uuuu)	“Sanctions” has the meaning given to that term in Schedule 5.1(mm) hereto;

(vvvv)	“Sanctioned Country” has the meaning given to that term in Schedule 5.1(mm);

(wwww)	“SEC” means the United States Securities and Exchange Commission;

(xxxx)	“Second Tranche” has the meaning given to that term on page 1 of this Agreement;

(yyyy)	“Second Tranche Closing Date” has the meaning given to that term under Section 10.1 hereto;

(zzzz)	“Secondary Shares” has the meaning given to that term on page 1 of this Agreement;

(aaaaa)	“SEDAR+” means the System for Electronic Data Analysis and Retrieval+;

(bbbbb)	“Standard Listing Conditions” has the meaning given to that term in Section 6.1(aa) hereto;

(ccccc)	“subsidiary” has the meaning given to that term in the Business Corporations Act (British Columbia) and “subsidiaries” means more than one of them;

(ddddd)	“Substituted Purchasers” has the meaning given to that term on page 1 of this Agreement;

(eeeee)	“Supplementary Material” means any documents supplemental to the Prospectuses including any amending or supplementary prospectus or other supplemental documents (including documents incorporated by reference after the date of the Prospectuses) or similar documents;

(fffff)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder including all specific proposals to amend the Tax Act publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof;

(ggggg)	“Technical Report” means that certain technical report entitled “NI 43-101 Technical Report for the Queensway Gold Project, Newfoundland and Labrador, Canada” dated April 15, 2025, with an effective date of March 18, 2025 and as amended and restated on May 20, 2025, prepared by SLR Consulting (Canada) Ltd.;

(hhhhh)	“template version” has the meaning ascribed thereto under NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

(iiiii)	“Termination Date” means December 31, 2026;

(jjjjj)	“trade” has the meaning given to that term in the Securities Act (British Columbia);

(kkkkk)	“TSXV” means the TSX Venture Exchange;

(lllll)	“Underwriters” has the meaning given to that term on page 1 of this Agreement;

(mmmmm)	“Underwriters’ Fee” has the meaning given to that term on page 2 of this Agreement;

(nnnnn)	“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(ooooo)	“U.S. Affiliates” means the U.S. registered broker-dealer affiliates of the Underwriters;

(ppppp)	“U.S. Base Prospectus” has the meaning given to that term on page 3 of this Agreement;

(qqqqq)	“U.S. Exchange Act” means the United States Securities and Exchange Act of 1934, as amended;

(rrrrr)	“U.S. Final Prospectus” has the meaning given to that term on page 3 of this Agreement;

(sssss)	“U.S. Offering Documents” the Registration Statement, the U.S. Preliminary Prospectus, the U.S. Final Prospectus and the Pricing Disclosure Package;

(ttttt)	“U.S. Preliminary Prospectus” has the meaning given to that term on page 3 of this Agreement;

(uuuuu)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations made thereunder; and

(vvvvv)	“U.S. Securities Laws” means all applicable securities legislation in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, including the rules and policies of the SEC and any applicable state securities laws.

1.2	All references to dollar figures in this Agreement are to Canadian dollars.

1.3	Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of the Company, or where any other reference is made herein to the “knowledge” of the Company, it shall be deemed to refer to the actual knowledge of Keith Boyle, Melissa Render, Michael Kanevsky, Jared Saunders and Fiona Childe, after reasonable enquiry.

2.	FILING OF PROSPECTUSES

2.1	The Company represents and warrants to the Underwriters that the Company has prepared and filed the Canadian Base Prospectus with the Commissions and has obtained a Final Receipt for the Canadian Base Prospectus, which receipt also evidences that the Reviewing Authority has issued a receipt for the Canadian Base Prospectus.

2.2	The Company covenants with the Underwriters that it shall have, by no later than 5:00 p.m. (Vancouver time) on May 29, 2025, prepared and filed the Canadian Prospectus Supplement with the Commissions, and will promptly fulfil and comply with, to the satisfaction of the Lead Underwriters, acting reasonably, Applicable Securities Laws required to be fulfilled or complied with by the Company to enable the Offered Securities to be lawfully distributed to the public in the Canadian Qualifying Jurisdictions through the Underwriters or any other investment dealers or brokers registered as such in the Canadian Qualifying Jurisdictions.

2.3	The Company shall permit the Underwriters to participate fully in the preparation of, approve the form of, and review all documents incorporated by reference in, any such Prospectuses (including marketing materials), and any other Ancillary Documents used in connection with the Offering and shall have allowed the Underwriters to conduct all due diligence investigations that they reasonably require in order to fulfil their obligations as Underwriters under the Applicable Securities Laws. The Company shall furnish to the Underwriters all the information relating to the Company and its business and affairs as is required in connection with the Offering.

2.4	During the Distribution of the Offered Securities:

(a)	the Company shall prepare, in consultation with the Lead Underwriters, and approve in writing, prior to such time any marketing materials that are provided to potential investors of the Offered Securities, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential investor, such marketing materials to comply with Applicable Securities Laws and to be acceptable in form and substance to the Underwriters and their counsel, acting reasonably;

(b)	the Lead Underwriters shall, on behalf of the Underwriters, approve a template version of any such marketing materials in writing prior to such time such marketing materials are provided to potential investors in the Offered Securities;

(c)	the Company shall file a template version of the English version of any such marketing materials on SEDAR+ as soon as reasonably practical after such marketing materials are so approved in writing by the Company and the Lead Underwriters, on behalf of the Underwriters, and in any event on or before the day the marketing materials are first provided to any potential investor in the Offered Securities, and any comparables shall be removed from the template version in accordance with NI 44-102 prior to filing such on SEDAR+ (provided that if any such comparables are removed, the Company shall deliver a complete template version of any such marketing materials to the Commissions), and the Company shall provide a copy of such filed template version to the Underwriters, as soon as practicable following such filing; and

(d)	following the approvals set forth in these subsections 2.4 (a) to (c), the Underwriters may provide a limited-use version of such marketing materials to potential investors in the Offered Securities in accordance with the Applicable Securities Laws.

2.5	The Company and each of the Underwriters, on a several basis, covenants and agrees not to provide any potential investor of the Offered Securities with any marketing materials except for marketing materials which have been approved as contemplated in section 2.4 and then only to potential investors in the Canadian Qualifying Jurisdictions.

3.	OVER-ALLOTMENT OPTION

3.1	The Company hereby grants to the Underwriters the Over-Allotment Option to purchase, and to offer for sale to the public pursuant hereto the Additional Shares upon the terms and conditions set forth herein.

3.2	The Over-Allotment Option shall be non-assignable and shall be exercisable, in whole, at any time, or in parts, from time to time, up to 30 days after the Closing Time of the First Tranche Closing Date by the Lead Underwriters, on behalf of the Underwriters giving written notice to the Company by such date, specifying the number of Additional Shares to be purchased and the closing date for such exercise (the “Over-Allotment Closing Date”), which date shall be not more than three business days after the date of such notice.

3.3	Following receipt of notice delivered in accordance with section 3.2, the Company agrees to issue and sell to the Underwriters and the Underwriters agree to purchase that number of Additional Shares requested in the notice of exercise of the Over-Allotment Option and the Company shall proceed to hold the Option Closing in accordance with section 11.

4.	DISTRIBUTION AND CERTAIN OBLIGATIONS OF THE UNDERWRITERS AND THE COMPANY

4.1	Subject to the terms and conditions of this Agreement, the Underwriters offer to purchase the Flow-Through Shares and the HD Common Shares, and by acceptance of this Agreement the Company agrees to sell to the Underwriters, and the Underwriters agree to purchase at the Closing Time on the respective Closing Dates, all, but not less than all, of the Flow-Through Shares and/or the HD Common Shares to be issued on the respective Closing Dates.

4.2	The distribution of the Offered Securities and the Over-Allotment Option shall be qualified by the Prospectuses under Applicable Securities Laws. Offered Securities may be offered and sold in such other jurisdictions as the Company and the Underwriters may agree, provided the distribution of Offered Securities in such other jurisdictions are completed in accordance with the applicable laws of such other jurisdictions.

4.3	Delivery of the Prospectuses will be satisfied in accordance with the “access equals delivery” provisions contained in Part 6A of NI 44-102 and the Underwriters and the Company shall satisfy any request for electronic or paper copies of the Prospectuses in accordance with the requirements of NI 44-102, without charge.

4.4	Until the date on which the distribution of the Offered Securities is completed or this Agreement is terminated, the Company shall promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Applicable Securities Laws to continue to qualify the distribution of the Offered Securities, or in the event that the Offered Securities have, for any reason ceased to so qualify, to so qualify again the Offered Securities for distribution in the Offering Jurisdictions.

4.5	The Company agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them. Such remuneration shall be payable by the Underwriters. The Underwriters shall use their commercially reasonable efforts to ensure that such other dealers, if any, comply with the terms of this Agreement as applicable to the Underwriters.

4.6	Each Underwriter, or other registered dealer or broker, will deliver to the Company a Flow-Through Subscription Agreement in respect of the Flow-Through Shares purchased by purchasers, excluding the Underwriter, or other registered dealer or broker, as agent for the purchasers of Flow-Through Shares.

4.7	Each of the Underwriters acknowledges and agrees that it has the authority to execute and deliver the Flow-Through Subscription Agreements on behalf of the purchasers of Flow-Through Shares. The Company and the Underwriters acknowledge and agree that, to the extent that the Underwriters purchase any of the Flow-Through Shares, any person to whom the Underwriters resell such Flow-Through Shares will not be eligible for the tax benefits available to Canadian resident purchasers under federal and provincial tax legislation.

4.8	Each Underwriter covenants, represents and warrants to the Company that it will comply, to the extent applicable to the Underwriters, with the rules and policies of the TSXV and NYSE American and with Applicable Securities Laws in each Offering Jurisdiction in which it acts as Underwriter of the Company in connection with the Offering.

4.9	Follow-On Transactions:

(a)	The Company understands that following the Closing, the purchasers of Offered Securities may be acquiring the Flow-Through Shares with the intention of (i) donating all or a portion of such Flow-Through Shares to a “qualified donee”, as defined in the Tax Act, as part of a charitable donation arrangement promoted by a third party, or (ii) selling some or all of the Flow-Through Shares to a third party or otherwise engaging in a follow-on transaction with respect to the Flow-Through Shares (collectively, the “Follow-On Transactions”).

(b)	The Underwriters acknowledge that the Company has no knowledge of the Follow-On Transactions other than that they may or may not occur and that the Company will have no involvement or participation in any Follow-On Transactions, other than to register any transfer of securities required as a result, and the Company makes no representation or warranty with respect to the tax effect any Follow-On Transaction may have on the status of the Offered Securities as “flow-through shares” for the purposes of the Tax Act.

(c)	The Underwriters do not act, and will not purport to act, as agent or representative of the Company in connection with any Follow-On Transaction and services or activities, if any, performed by the Underwriters in connection with any Follow-On Transaction are excluded from this Agreement. The consideration payable to the Underwriters hereunder is for the Underwriters’ services in respect of the Offering only. The parties further acknowledge that the Company is not entitled, and will not become entitled, to receive any consideration in respect of any Follow-On Transaction that might occur.

(d)	The Company shall not be liable or responsible for any breach of any covenant or representation given in this Agreement if the breach is due to the Flow-Through Shares being “prescribed shares” within the meaning of section 6202.1 of the regulations to the Tax Act as a result of the Follow-On Transactions or any other action taken by purchasers which cause the Flow-Through Shares to be or become “prescribed shares” within the meaning of section 6202.1 of the regulations to the Tax Act.

5.	REPRESENTATIONS AND WARRANTIES

5.1	Schedule 5.1 sets forth the representations and warranties of the Company to the Underwriters and the U.S. Affiliates, and the Company acknowledges that the Underwriters and the U.S. Affiliates are relying upon such representations and warranties in entering into this Agreement.

5.2	The representations and warranties of the Company contained in this Agreement shall be true at each of the Closing Dates and any Over-Allotment Closing Date, as applicable, and they shall survive the completion of the Offering in accordance with Section 15.6.

5.3	Filing of the Prospectuses and any amendments thereto shall constitute a representation and warranty by the Company to the Underwriters and the U.S. Affiliates that, as at their respective dates:

(a)	the information and statements (except facts or information relating solely to the Underwriters) contained in the Registration Statement, the Prospectuses, and the Pricing Disclosure Package, and any amendments thereto (A) are true and correct in all material respects, (B) contain no misrepresentation and (C) constitute full, true and plain disclosure of all material facts relating to the Company and the Offered Securities as required by Applicable Securities Laws;

(b)	except with respect to any facts or information relating solely to the Underwriters, each such document complies with all applicable requirements of Applicable Securities Laws in all material respects;

(c)	the statistical and market-related data included in the Registration Statement, the Prospectuses, and the Pricing Disclosure Package are based on or derived from sources that are believed by the Company to be reliable and accurate in all material respects and the Company has obtained the consent to the use of such data or information from such sources to the extent required; and

(d)	such filings shall also constitute the Company’s consent to the Underwriters use of the Prospectuses and any amendments thereto, the marketing materials and any amendments thereto in connection with the distribution of the Offered Securities in the Offering Jurisdictions in compliance with this Agreement and Applicable Securities Laws.

5.4	Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Company that:

(a)	it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b)	it has good and sufficient right and authority to enter into this Agreement and complete the Offering on the terms and conditions set forth herein.

5.5	The Underwriters hereby covenant and agree with the Company as follows:

(a)	during the period of distribution of the Offered Securities by or through the Underwriters, the Underwriters will offer and sell Offered Securities to the public only in the Offering Jurisdictions or where they may lawfully be offered for sale upon the terms and conditions set forth in the Prospectuses and this Agreement either directly or through other registered investment dealers and brokers. The Underwriters shall be entitled to assume that the Offered Securities are qualified for distribution in any Offering Jurisdiction where the Prospectuses have been filed;

(b)	the Underwriters will comply with Applicable Securities Laws in connection with the offer and sale and distribution of the Offered Securities; and

(c)	the Underwriters will use their commercially reasonable efforts to complete the distribution of the Offered Securities as promptly as possible after the applicable Closing Date, but in any event no later than seven business days following the date of exercise of the entire Over-Allotment Option, if exercised. The Underwriters will notify the Company when, in the Underwriters’ opinion, the Underwriters have ceased the distribution of Offered Securities, and, within thirty days after completion of the distribution, will provide the Company, in writing, with a breakdown of the number of Offered Securities distributed in each of the Canadian Qualifying Jurisdictions where that breakdown in required by a Commission for the purpose of calculating fees payable to, or making filings with, that Commission.

5.6	The representations and warranties of the Underwriters contained in this Agreement shall be true at the Closing Time as though they were made at the Closing.

6.	ADDITIONAL COVENANTS

6.1	The Company covenants and agrees with the Underwriters that it shall:

(a)	file with NYSE American and the TSXV all required documents and pay all required filing fees, and do all things required by the rules and policies of NYSE American and the TSXV, in order to obtain prior to the First Tranche Closing Date the requisite acceptance or approval of NYSE American and the TSXV for:

(i)	the Offering; and

(ii)	the conditional listing of the Offered Securities subject only to Standard Listing Conditions, which the Company agrees to fully satisfy in a timely manner forthwith after the Closing;

(b)	with respect to the filing of the Canadian Prospectus Supplement as contemplated herein, fulfill all legal requirements required to be fulfilled by the Company in connection therewith, in each case in form and substance satisfactory to the Underwriters as evidenced by the Underwriters’ execution of the certificates attached thereto;

(c)	prior to the completion of the Offering, allow the Underwriters to review the Offering Documents and conduct all due diligence which the Underwriters may reasonably require in order to fulfill their statutory obligations as underwriters and in order to enable them to execute, acting prudently and responsibly, the certificates required to be executed by the Underwriters in such documents, including, without limitation, all corporate and operating records, documentation with respect to property rights, technical information, financial information (including budgets), copies of the financial statements to be incorporated by reference in the Prospectuses and access to key officers of the Company;

(d)	during the period prior to the completion of the Offering, promptly notify the Underwriters in writing of:

(i)	any material change (actual, contemplated or threatened) in the business, affairs, operations, assets or liabilities (contingent or otherwise), financial position or capital or ownership of the Company or proposed ownership of the Company (other than a change disclosed in the Prospectuses); and

(ii)	any change which is of such a nature as to result in a misrepresentation in any of the Registration Statement, the Prospectuses, the Pricing Disclosure Package or any amendment thereto; and any material fact that has arisen or been discovered and that would be required to have been disclosed in the Registration Statement, the Prospectuses or the Pricing Disclosure Package or in Supplementary Material had that fact arisen or been discovered on or prior to the date of the Registration Statement, the Prospectuses, the Pricing Disclosure Package or any Supplementary Material, which change or fact is, or may be, of such a nature as to render the Registration Statement, the Prospectuses, the Pricing Disclosure Package or any Supplementary Material misleading or untrue in any material respect or would result in any of such documents containing a misrepresentation, as defined under Applicable Securities Laws, or which would result in any of such documents not complying in any material respect with any of the Applicable Securities Laws or which change would reasonably be expected to have a significant effect on the market price or value of the Offered Securities. The Company shall in good faith discuss with the Underwriters any change in circumstances (actual or proposed within the knowledge of the Company) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this subsection and, in any event, prior to making any filing;

(e)	incur Qualifying Expenditures in an amount equal to the Commitment Amount on or after the applicable Closing Date and on or before the Termination Date in accordance with this Agreement and the Flow-Through Subscription Agreements and renounce to the purchasers of Flow-Through Shares, with an effective date no later than December 31, 2025, pursuant to subsection 66(12.6) of the Tax Act and in respect of Qualifying Expenditures incurred by the Company in 2026, in conjunction with subsection 66(12.66) of the Tax Act, Qualifying Expenditures incurred by the Company on or after the applicable Closing Date and on or before the Termination Date, in an amount equal to the Commitment Amount;

(f)	unless required to do so pursuant to subsection 66(12.73) of the Tax Act, not reduce the amount renounced to the purchasers of Flow-Through Shares pursuant to subsection 66(12.6) of the Tax Act (including any amounts renounced to the purchasers of Flow-Through Shares pursuant to subsection 66(12.6) of the Tax Act in conjunction with subsection 66(12.66) of the Tax Act);

(g)	if the Company receives, or becomes entitled to receive, or may reasonably be expected to receive, any assistance which is described in the definition of “assistance” in subsection 66(15) of the Tax Act and the receipt of or entitlement or reasonable expectation to receive such assistance has or will have the effect of reducing the amount of Qualifying Expenditures validly renounced to the purchasers of Flow-Through Shares to an amount less than the aggregate Commitment Amount, the Company will incur additional Qualifying Expenditures using funds from sources other than the Commitment Amount in an amount equal to such assistance, such that the aggregate Qualifying Expenditures renounced to the applicable purchasers of Flow-Through Shares effective no later than December 31, 2025 pursuant to the terms of this Agreement and the Flow-Through Subscription Agreements will not be less than nor exceed the Commitment Amount;

(h)	not be subject to the provisions of subsection 66(12.67) of the Tax Act in a manner which impairs its ability to renounce Qualifying Expenditures to the purchasers of Flow-Through Shares in an amount equal to the Commitment Amount;

(i)	if the Company does not renounce to the purchasers of Flow-Through Shares effective on or before December 31, 2025 Qualifying Expenditures equal to the Commitment Amount, indemnify and hold harmless the purchasers of Flow-Through Shares and each of the partners thereof if the purchasers of Flow-Through Shares are a partnership (for the purposes of this paragraph each an “Indemnified Person”) as to, and pay to the Indemnified Person an amount equal to the amount of any tax (as referenced in paragraph (c) of the definition of an “excluded obligation” in subsection 6202.1(5) of the Regulations) payable under the Tax Act (and under any corresponding provincial or territorial legislation) by any Indemnified Person as a consequence of such failure on or before the 20th business day following the date the amount is determined by the Indemnified Person based on such Indemnified Person’s filed, or prepared and unfiled income tax return (provided such unfiled tax return will not be materially different than the filed tax return) for the relevant taxation year, and such amount is communicated to the Company. In the event that the amount renounced by the Company to the purchasers of Flow-Through Shares is reduced pursuant to subsection 66(12.73) of the Tax Act (or under any corresponding provincial or territorial legislation) the Company shall indemnify and hold harmless each Indemnified Person as to, and pay to the Indemnified Person on or before the 20th Business Day following the receipt by the Company of a copy of the notice of assessment or reassessment issued by the CRA to the Indemnified Person pursuant to which such amount of tax is determined, an amount equal to the amount of any tax (as referenced in paragraph (c) of the definition of “excluded obligation” in subsection 6202.1(5) of the regulations to the Tax Act) payable under the Tax Act (and under any corresponding provincial or territorial legislation) by the Indemnified Person as a consequence of such reduction. Nothing in this paragraph shall derogate from any other recourse, rights or remedies the purchasers of Flow-Through Shares may have at common law or civil law with respect to liabilities other than those payable under the Tax Act and any corresponding provincial or territorial legislation. For certainty, the foregoing indemnities shall have no force or effect and the purchasers of Flow-Through Shares shall not have any recourse or rights of action to the extent that such indemnities, recourse, rights or remedies would otherwise cause the Flow-Through Shares to be “prescribed shares” within the meaning of section 6202.1 of the regulations to the Tax Act. Notwithstanding the foregoing, and for certainty, this indemnity shall not apply or extend to any claim related to the reduction or denial by CRA of any tax deductions which results from the Flow-Through Shares being “prescribed shares” for the purpose of section 6202.1 of the regulations to the Tax Act and/or not “flow-through shares” as defined in subsection 66(15) of the Tax Act as a consequence of a purchaser of Flow-Through Shares participating in a Follow-On Transaction;

(j)	file with the CRA, within the time prescribed by subsection 66(12.68) of the Tax Act, the forms prescribed for the purposes of such legislation together with a copy of the Flow-Through Subscription Agreements or any “selling instrument” contemplated by such legislation and shall forthwith following such filing provide to the purchasers of Flow-Through Shares a copy of such form certified by an officer of the Company;

(k)	the Company shall timely file with the CRA and with any applicable provincial or territorial tax authority any return required to be filed under Part XII.6 of the Tax Act (or any corresponding provision of applicable provincial law) in respect of the particular year, and will pay any tax or other amount owing in respect of that return on a timely basis;

(l)	deliver to the purchasers of Flow-Through Shares, before March 1, 2026, the relevant Prescribed Forms (including form T101), fully completed and executed, renouncing to the purchasers of Flow-Through Shares, Qualifying Expenditures in an amount equal to the Commitment Amount with an effective date of no later than December 31, 2025, and such delivery shall constitute the authorization of the Company to the purchasers of Flow-Through Shares to file such Prescribed Forms with the relevant taxation authorities;

(m)	the Company shall incur and renounce Qualifying Expenditures pursuant to the Flow-Through Subscription Agreement and all other agreements with other persons providing for the issue of shares which are “flow-through shares” as defined in subsection 66(15) of the Tax Act entered into by the Company on the applicable Closing Date (collectively, the “Other Agreements”) before incurring and renouncing CEE pursuant to any other agreement which the Company may subsequently enter into after the applicable Closing Date with any Person with respect to the issue of shares which are “flow-through shares” as defined by subsection 66(15) of the Tax Act. If the Company is required under the Tax Act or otherwise to reduce Qualifying Expenditures previously renounced to the purchasers of Flow-Through Shares pursuant to the Flow-Through Subscription Agreement and unless a particular purchaser of Shares would not be adversely affected or otherwise agrees, the reduction shall be made pro rata by the Commitment Amount of the purchaser of Shares in relation to the aggregate Commitment Amount under this Subscription Agreement and the Other Agreements only after it has first reduced to the extent possible all Qualifying Expenditures renounced to persons (other than the purchasers of Shares) under any agreements relating to shares which are “flow-through shares” as defined in subsection 66(15) of the Tax Act entered into after the applicable Closing Date;

(n)	upon the Company becoming aware of the fact that an amount purportedly renounced pursuant to the Flow-Through Subscription Agreements exceeds the amount that it is entitled to renounce under the Tax Act, notify the purchasers of Flow-Through Shares and comply with subsection 66(12.73) of the Tax Act, including the filing with the CRA of the statements contemplated therein, a copy of which will be sent concurrently to the purchasers of Flow-Through Shares;

(o)	not enter into any other agreement which would prevent or restrict its ability to renounce Qualifying Expenditures to the purchasers of Flow-Through Shares in the amount of the Commitment Amount;

(p)	maintain proper, complete and accurate accounting books and records relating to the Commitment Amount, the Qualifying Expenditures, the amounts renounced to the purchasers of Flow-Through Shares under this Agreement and the Flow-Through Subscription Agreements and all transactions relating to the Qualifying Expenditures. The Company shall retain all such books and records as may be required to support the renunciation of Qualifying Expenditures contemplated by this Agreement and the Flow-Through Subscription Agreements and, upon reasonable notice, shall make such books and records available for inspection and audit by or on behalf of the purchasers of Flow-Through Shares, at the purchaser of such Flow-Through Shares’ sole expense;

(q)	deliver to the Underwriters duly executed copies of any Supplementary Material required to be filed by the Company in accordance with subsection (d) above and, if any financial or accounting information is contained in any of the Supplementary Material, an additional comfort letter or comfort letters to those required by subsection (w) below;

(r)	if requested by the Underwriters, cause commercial copies of the Prospectuses and Supplementary Material to be delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may reasonably request, as soon as possible after filing, but in any event on or before noon (Toronto time) on the day after the filing thereof, as applicable, and such delivery will constitute the Company’s consent to the Underwriters’ use of such documents in connection with the Offering;

(s)	by the act of having the Offering Documents and any amendments thereto delivered to the Underwriters, have represented and warranted to the Underwriters that all material information and statements (except information and statements relating solely to the Underwriters and provided by the Underwriters to the Company in writing expressly for inclusion in the Offering Documents) contained in such documents, at the respective dates of initial delivery thereof, comply with the Applicable Securities Laws of the Offering Jurisdictions and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation and together constitute full, true and plain disclosure of all material facts relating to the Company, the Flow-Through Shares, the HD Common Shares and the Secondary Shares, the Over-Allotment Option and the Additional Shares as required by the Applicable Securities Laws of the Offering Jurisdictions;

(t)	prior to the Closing Time, fulfill to the satisfaction of the Underwriters all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by the Company to enable the Offered Securities to be distributed free of trade restrictions in the Offering Jurisdictions, subject only to the requirements of Applicable Securities Laws;

(u)	use its best efforts to maintain its status as a “reporting issuer” or the equivalent not in default in each of the Canadian Qualifying Jurisdictions for a period of two years from the First Tranche Closing Date, other than in connection with a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase or sale of all of the outstanding Common Shares;

(v)	use its commercially reasonable best efforts to maintain the listing of its Common Shares on the TSXV for a period of two years from the First Tranche Closing Date, other than in connection with a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase or sale of all of the outstanding Common Shares;

(w)	deliver to the Underwriters and their legal counsel, as applicable:

(i)	at the time of execution of this Agreement, one long form Comfort Letter (the “Comfort Letter”) from the Company’s auditor addressed to the Underwriters and to the directors of the Company and dated as of the date of this Agreement and based on procedures performed within two business days of this Agreement, in form and content acceptable to the Underwriters, acting reasonably, relating to the verification of the financial information and accounting data contained in the Offering Documents and to such other matters as the Underwriters may reasonably require;

(ii)	on the First Tranche Closing Date, the Second Tranche Closing Date and any Over-Allotment Closing Date, as applicable, an auditor’s comfort letter from the Company’s auditor dated the First Tranche Closing Date, the Second Tranche Closing Date and/or the Over-Allotment Closing Date, as applicable, updating the Comfort Letter with such changes as may be necessary to bring the information therein forward to a date which is within two business days of the First Tranche Closing Date, the Second Tranche Closing Date or the Over-Allotment Closing Date, as applicable;

(iii)	on the First Tranche Closing Date, the Second Tranche Closing Date and any Over-Allotment Closing Date, such legal opinions of the Company’s legal counsel (excluding U.S. legal counsel), addressed to the Underwriters and their legal counsel and dated as of the First Tranche Closing Date, the Second Tranche Closing Date and/or the Over-Allotment Closing Date, as applicable, in form and content acceptable to the Underwriters, acting reasonably, relating to the matters set forth in Schedule “A” and to such other matters as the Underwriters may reasonably require (and such counsel may rely upon or arrange for separate deliveries of opinions of local counsel where such counsel deems such reliance or delivery proper as to the laws of any jurisdiction other than British Columbia, Alberta, Ontario and Canada and may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Company) relating to the Canadian Prospectus Supplement, the trade and distribution of the Flow-Through Shares, the HD Common Shares, and the Additional Shares, as applicable, without restriction, and to such other matters as the Underwriters may reasonably require;

(iv)	on the First Tranche Closing Date, the Second Tranche Closing Date and any Over-Allotment Closing Date, as applicable, favourable legal opinions (in customary form) dated as of the First Tranche Closing Date, the Second Tranche Closing Date and/or the Over-Allotment Closing Date, as applicable, from counsel to the Company as to title matters in respect of the Queensway Gold Project, in form and substance acceptable to the Underwriters, acting reasonably;

(v)	on the First Tranche Closing Date, the Second Tranche Closing Date and any Over-Allotment Closing Date, as applicable, a favourable legal opinion and negative assurance letter of Paul, Weiss, Rifkind, Wharton & Garrison LLP, addressed to the Underwriters and dated as of the First Tranche Closing Date, the Second Tranche Closing Date and/or the Over-Allotment Closing Date, as applicable, in form and content acceptable to the Underwriters, acting reasonably;

(vi)	on the First Tranche Closing Date, the Second Tranche Closing Date and any Over-Allotment Closing Date, as applicable, a negative assurance letter of Skadden, Arps, Slate, Meagher & Flom LLP, addressed to the Underwriters and dated as of the First Tranche Closing Date, the Second Tranche Closing Date and/or the Over-Allotment Closing Date, as applicable, in form and content acceptable to the Underwriters, acting reasonably;

(vii)	on the First Tranche Closing Date, the Second Tranche Closing Date and any Over-Allotment Closing Date, as applicable, a certificate of the Company signed by its Chief Executive Officer and Chief Financial Officer addressed to the Underwriters and their legal counsel and dated as of the First Tranche Closing Date, the Second Tranche Closing Date and/or Over-Allotment Closing Date, as applicable, in form and content acceptable to the Underwriters, acting reasonably, certifying for and on behalf of the Company and not in their personal capacities that, to the actual knowledge of the persons signing such certificate, after having made due and relevant inquiry:

A.	the Company has complied in all material respects with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the First Tranche Closing Date, the Second Tranche Closing Date or the Over-Allotment Closing Date, as applicable;

B.	no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the sale or distribution of the Offered Securities or any of the Company’s issued securities has been issued and no proceeding for such purpose is pending or, to the knowledge of such officers, threatened;

C.	the Company is a “reporting issuer” or its equivalent under the securities laws of each of the Canadian Qualifying Jurisdictions and eligible to use the Short Form Prospectus System established under NI 44-101, and no material change relating to the Company has occurred since the date of this Agreement with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis that remains subject to confidentiality; and

D.	all of the representations and warranties made by the Company in this Agreement are true and correct as of the First Tranche Closing Date, the Second Tranche Closing Date or the Over-Allotment Closing Date, as applicable with the same force and effect as if made at and as of the First Tranche Closing Date, the Second Tranche Closing Date or Over-Allotment Closing Date, as applicable, after giving effect to the transactions contemplated hereby;

(viii)	the Underwriters having received certificates dated the First Tranche Closing Date, the Second Tranche Closing Date (or, in the case of the Option Closing, dated the Over-Allotment Closing Date) signed by the Corporate Secretary of the Company or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Company; the resolutions of the directors of the Company relevant to the Offering, including the allotment, issue (or reservation for issue) and sale or distribution of the Flow-Through Shares and the HD Common Shares, the grant of the Over-Allotment Option, the authorization of this Agreement, the listing of the Offered Securities on the TSXV and NYSE American and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Company;

(ix)	on the First Tranche Closing Date, the Second Tranche Closing Date and any Over-Allotment Closing Date, as applicable, a certificate of status (or equivalent) for the Company dated within one business day (or such earlier or later date as the Underwriters may accept) of the First Tranche Closing Date, the Second Tranche Closing Date or Over-Allotment Closing Date, as applicable;

(x)	on the First Tranche Closing Date, the Second Tranche Closing Date and any Over-Allotment Closing Date, as applicable, a certificate of the registrar and transfer agent of the Common Shares, which certifies the number of Common Share issued and outstanding on the date prior to the First Tranche Closing Date, the Second Tranche Closing Date or Over-Allotment Closing Date, as applicable;

(xi)	on the First Tranche Closing Date, the Second Tranche Closing Date or Over-Allotment Closing Date, as applicable, such other materials (the “Closing Materials”) as the Underwriters may reasonably require and as are customary in an offering of this nature, and the Closing Materials will be addressed to the Underwriters and to such parties as may be reasonably directed by the Underwriters and will be dated as of the First Tranche Closing Date, the Second Tranche Closing Date or Over-Allotment Closing Date, as applicable, or such other date as the Underwriters may reasonably require;

(x)	from and including the date of this Agreement through to and including the First Tranche Closing Date, the Second Tranche Closing Date and any Over-Allotment Closing Date, do all such acts and things necessary to ensure that all of the representations and warranties of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain materially true and correct and not do any such act or thing that would render any representation or warranty of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect;

(y)	during the period commencing on the date hereof and ending on the date which is 90 days after the First Tranche Closing Date, not, without the prior written consent of the Lead Underwriters, which consent will not be unreasonably withheld, directly or indirectly issue any Common Shares (including any Common Shares that can be issued pursuant to an at-the-market program of the Company) or securities or other financial instruments convertible into or having the right to acquire Common Shares (except in conjunction with (i) the grant or exercise or vesting of stock options, restricted share units, deferred share units and other similar issuances pursuant to the equity incentive plans of the Company and other stock-based compensation arrangements including, for greater certainty, the sale of any Common Shares issued thereunder; (ii) the exercise or conversion of outstanding convertible securities; (iii) the issuance of equity securities pursuant to the Non-Brokered Private Placement; and (iv) any obligations in respect of existing agreements) or enter into any agreement or arrangement under which the Company acquires or transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so;

(z)	cause each of its directors and executive officers to enter into lock-up agreements (the “Lock-Up Agreements”) in form and substance satisfactory to the Lead Underwriters evidencing their agreement to not, without the prior written consent of the Lead Underwriters, on behalf of the Underwriters (which consent will not be unreasonably withheld), directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, any Common Shares, whether now owned or hereinafter acquired, directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise, for a period of 90 days from the First Tranche Closing Date, other than pursuant to a take-over bid or any other similar transaction made generally to all of the shareholders of the Company;

(aa)	prior to the Closing Time, provide evidence satisfactory to the Underwriters of the conditional approval and authorization, respectively, of the TSXV and NYSE American of the listing and posting for trading on the TSXV and NYSE American of the Offered Securities, subject only to satisfaction by the Company of customary post-closing conditions imposed by the TSXV and NYSE American in similar circumstances (the “Standard Listing Conditions”);

(bb)	advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of: (i) the issuance by any Commission or the SEC of any order suspending or preventing the use of any of the Offering Documents or any Issuer Free Writing Prospectus, including without limitation the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement, or to the knowledge of the Company, the threatening of such order; (ii) the issuance by any Commission, the SEC, the TSXV or NYSE American of any order having the effect of ceasing or suspending the distribution of the Offered Securities, or of the institution or, to the knowledge of the Company, threatening of any proceeding for any such purpose; or (iii) any requests made by any Commission or the SEC for amending or supplementing any of the Offering Documents or any Issuer Free Writing Prospectus or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) or (ii) above and, if any such order is issued, to obtain the withdrawal thereof as promptly as possible;

(cc)	not reproduce, disseminate, quote from or refer to any written or oral opinions, advice, analysis and materials provided by the Underwriters to the Company in connection with the Offering in whole or in part at any time, in any manner or for any purpose, without the Underwriters’ prior written consent in each specific instance, and the Company shall and shall cause its affiliates, officers, directors, shareholders, agents and advisors (including those shareholders who have an advisory relationship with the Company and the directors, officers, and employees of such shareholders) to keep confidential the opinions, advice, analysis and materials furnished to the Company by the Underwriters and their counsel in connection with the Offering;

(dd)	promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as the Underwriters may reasonably require from time to time for the purpose of giving effect to this Agreement;

(ee)	during the period commencing on the date hereof and until completion of the distribution of any Additional Shares, promptly provide to the Underwriters drafts of any press releases of the Company for review by the Underwriters and the Underwriters’ counsel prior to issuance, provided that any such review will be completed in a timely manner;

(ff)	forthwith notify the Underwriters of any breach of any covenant of this Agreement or any Ancillary Documents by any party thereto, or upon it becoming aware that any representation or warranty of the Company contained in this Agreement or any Ancillary Document is or has become untrue or inaccurate in any material respect;

(gg)	use the net proceeds of the Offering substantially in the manner set out in the Final Prospectus under the heading “Use of Proceeds”;

(hh)	prior to the completion of the distribution of the Offered Securities, file all documents required to be filed with or furnished to the Commissions and the SEC pursuant to Applicable Securities Laws; and

(ii)	as soon as practicable, but in any event no later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the U.S. Securities Act), make generally available to its securityholders an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 of the U.S. Securities Act.

7.	UNDERWRITERS’ FEES AND EXPENSES

7.1	In consideration of the services to be rendered by the Underwriters to the Company under this Agreement, the Company agrees to pay to the Underwriters, at the time and in the manner specified in this Agreement, the Underwriters’ Fee.

7.2	Whether or not the purchase and sale of the Offered Securities shall be completed, all costs and expenses of or incidental to the sale and delivery of the Offered Securities and of or incidental to all matters in connection with the Offering shall be borne by the Company, and the Company shall reimburse the Underwriters for any and all expenses reasonably incurred by the Underwriters, including, without limitation and for greater certainty, the “out-of-pocket” expenses of the Underwriters and the fees and disbursements of Underwriters’ legal counsel up to a maximum of $225,000, excluding applicable taxes and disbursements.

7.3	All fees, expenses and other payments under this Agreement shall be paid without giving effect to any withholding or deduction of any tax or similar governmental assessment. If the Company is required by law to deduct or withhold any amounts with respect to any such tax or assessment or if any such tax or assessment is required to be paid by the Underwriters or any of their affiliates as a result or arising out of this Agreement, the Company shall pay the Underwriters such additional amounts as shall be required so that the net amount received by the Underwriters from the Company after such deduction, withholding or payment shall equal the amounts otherwise payable to the Underwriters under this Agreement. If any Goods and Services Tax, Harmonized Sales Tax, and/or provincial sales taxes or other similar tax is payable with respect to the fees paid or payable to the Underwriters under this engagement, the Underwriters will add the amount of such tax to its invoice and the Company shall pay the Underwriters such tax.

8.	UNDERWRITING PERCENTAGES

8.1	The obligations of the Underwriters hereunder, including the obligation to purchase the Flow- Through Shares and the HD Common Shares and if the Over-Allotment Option is exercised, any obligation to purchase Additional Shares at the Closing Time shall be several, and not joint, and shall be limited to the percentages of the aggregate percentage of the Offered Securities set out opposite the name of each Underwriter below:

BMO Nesbitt Burns Inc. (1,2)	38.5%
SCP Resource Finance LP (1,2)	33.5%
Paradigm Capital Inc.	10.0%
Canaccord Genuity Corp.	5.5%
Haywood Securities Inc.	3.0%
Stifel Nicolaus Canada Inc.	3.0%
Roth Canada, Inc.	2.5%
A.G.P. Canada Investments ULC	2.0%
ATB Securities Inc.	2.0%
100%

(1) Joint bookrunners.

(2) 5% work fee to be split 54% BMO Nesbitt Burns Inc. and 46% SCP Resource Finance LP.

8.2	In the event that any Underwriter shall at the Closing Time fail to purchase its percentage of the Offered Securities as provided in section 8.1 (a “Defaulting Underwriter”) and the percentage of Offered Securities that has not been purchased by the Defaulting Underwriter represents 10% or less of the aggregate Offered Securities, the other Underwriters shall be severally, and not jointly, nor jointly and severally obligated, to purchase all of the Offered Securities that the Defaulting Underwriter has failed to purchase; the Underwriters shall purchase such Offered Securities pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that the percentage of Offered Securities that have not been purchased by a Defaulting Underwriter represents more than 10% of the aggregate Offered Securities, the others shall have the right, but shall not be obligated, to purchase all of the percentage of the Offered Securities which would otherwise have been purchased by the Defaulting Underwriter; the Underwriters exercising such right shall purchase such Offered Securities, as applicable, pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that such right is not exercised fully, the other Underwriters that are not in default shall not be obligated to purchase any of the Offered Securities in respect of which there has been a default and each such Underwriter shall have the right to either (i) terminate its obligations under this Agreement or (ii) proceed with the purchase of its percentage of Offered Securities as provided in section 8.1 and, in such case, the Company, shall sell such Offered Securities to the Underwriters in accordance with the terms of this Agreement. Nothing in this section shall oblige the Company to sell to the Underwriters less than all of the aggregate amount of the Flow-Through Shares and the HD Common Shares. Nothing in this section shall relieve from liability to the Company any Underwriter which shall be so in default.

9.	CONDITIONS PRECEDENT

9.1	The following are conditions to the obligations of the Underwriters to complete the Offering as contemplated in this Agreement, which conditions may be waived in writing in whole or in part by the Underwriters in their sole discretion:

(a)	all actions required to be taken by or on behalf of the Company, including without limitation the passing of all requisite resolutions of directors of the Company approving the transaction contemplated hereunder, will have been taken so as to approve the Prospectuses, to obtain the requisite approval of the TSXV and NYSE American to the Offering and to validly offer, sell and distribute the Offered Securities, grant the Over-Allotment Option, and distribute the Additional Shares;

(b)	there shall be no requirement under applicable law and no requirement imposed on the Company by the Regulatory Authorities to obtain, nor shall the Company voluntarily seek, shareholder approval of the Offering or of the issuance of the Offered Securities;

(c)	the Company will have made all necessary filings with and obtained all necessary approvals, consents and acceptances of the Regulatory Authorities for the Offering and the Prospectuses to permit the Company to complete its obligations hereunder (including, for the avoidance of doubt, qualifying the Offered Securities for offering and sale under the Applicable Securities Laws of the Offering Jurisdictions);

(d)	the Company will have, within the required time set out hereunder, delivered or caused the delivery of the required documents set forth in subsection 6.1(w) and other Closing Materials as the Underwriters may reasonably require in form and substance satisfactory to the Underwriters and their counsel, acting reasonably;

(e)	the Company shall have accepted the duly and fully completed Flow-Through Subscription Agreements with the subscribers of Flow-Through Shares and, unless the Company reasonably believes it would be unlawful or contrary to Applicable Securities Laws to do so, have accepted each duly executed Flow-Through Subscription Agreement accompanied by the required subscription funds submitted to the Company as contemplated by the Offering;

(f)	if applicable, the Underwriters shall be satisfied in their sole discretion that an equivalent number of Secondary Shares will be delivered to or at the direction of the Underwriters by or on behalf of the registered charitable organizations in a form satisfactory to the Underwriters, with such delivery to occur immediately following the delivery of the Flow-Through Shares to the purchasers thereof at the Closing Time and the donation of such Flow-Through Shares by such purchasers to charitable organizations immediately thereafter;

(g)	no order ceasing or suspending trading in any securities of the Company, or ceasing or suspending trading by the directors or officers of the Company, or any one of them, or prohibiting the trade or distribution of any of the securities referred to herein will have been issued and no proceedings for such purpose, to the knowledge of the Company, will be pending or threatened;

(h)	as of the First Tranche Closing Date, the Second Tranche Closing Date and any Over-Allotment Closing Date, as applicable, there shall be: (i) no reports or information that in accordance with the requirements of Regulatory Authorities must be made publicly available in connection with the sale of the Offered Securities that have not been made publicly available as required; (ii) no contracts, documents or other materials required to be filed with Regulatory Authorities in connection with the Prospectuses that have not been filed as required and delivered to the Underwriters; and (iii) no contracts, documents or other materials required to be described or referred to in the Prospectuses that are not described or referred to as required and delivered to the Underwriters;

(i)	the Underwriters shall have received on the First Tranche Closing Date, the Second Tranche Closing Date and any Over-Allotment Closing Date, as applicable, a letter from the transfer agent of the Company dated the date of Closing and signed by an authorized officer of such transfer agent confirming the issued and outstanding capital of the Company;

(j)	the Underwriters shall have received from the officers and directors, executed Lock-Up Agreements pursuant to section 6.1(z) of this Agreement, in favour of the Underwriters;

(k)	the Underwriters not having exercised any rights of termination set forth in this Agreement;

(l)	the Underwriters having received at the First Tranche Closing Date, the Second Tranche Closing Date and any Over-Allotment Closing Date, as applicable, such further certificates, opinions of counsel and other documentation from the Company as the Underwriters or their counsel may reasonably require and as are customary in an offering of this nature;

(m)	except as disclosed in the Continuous Disclosure Materials, there shall not have occurred since March 31, 2025, any adverse material change (actual, anticipated, contemplated or, to the knowledge of the Company, threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects, financial position or capital of the Company;

(n)	the due diligence conducted by the Underwriters shall not have revealed any adverse material change or material fact in respect of the Company not generally known to the public which should have been previously disclosed pursuant to Applicable Securities Laws;

(o)	the Company will have, as of the First Tranche Closing Date, the Second Tranche Closing Date and any Over-Allotment Closing Date, as applicable, complied with all of its covenants and agreements contained in this Agreement, including without limitation all requirements for approval of the Offering and the listing and posting for trading of the Offered Securities on the TSXV and NYSE American as required to be provided prior to the First Tranche Closing Date, the Second Tranche Closing Date and any Over-Allotment Closing Date, as applicable;

(p)	the representations and warranties of the Company contained in this Agreement will be true and correct as of the First Tranche Closing Date, the Second Tranche Closing Date and any Over-Allotment Closing Date, as applicable, in all material respects (except for those representations and warranties which are qualified by materiality which must be true and correct in all respects) as if such representations and warranties had been made as of the First Tranche Closing Date, the Second Tranche Closing Date and the Over-Allotment Closing Date, as applicable; and

(q)	if a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the underwriting terms and arrangements of the Offering.

10.	CLOSING

10.1	The closing of the Offering under this Agreement (the “Closing”) shall be completed electronically or at such other place as the Company and the Underwriters may agree. The Company and the Underwriters shall cause the Closing of the First Tranche of the Offering to occur on June 3, 2025 (the “First Tranche Closing Date”) and the Closing of the Second Tranche of the Offering to occur on June 12, 2025 (the “Second Tranche Closing Date”) or such other dates as may be agreed by the Company and the Underwriters in writing (collectively, the “Closing Dates”).

10.2	On the Closing Dates, the Company shall issue and deliver to the Underwriters:

(a)	one or more global certificates (in physical or electronic form as the Lead Underwriters may advise) representing the Flow-Through Shares and/or the HD Common Shares in the names and denominations reasonably requested by the Underwriter; and

(b)	the Company shall deliver to the Underwriters such documents set forth in subsection 6.1(w) as the Underwriters may request.

10.3	If the Company has satisfied all of its obligations under this Agreement that are required to be satisfied before or at the Closing Time on the First Tranche Closing Date, the Underwriters shall pay to the Company by wire transfer the aggregate gross proceeds of $42,079,950 less an amount equal to (i) the Underwriters’ Fee with respect to the sale of the Flow-Through Shares and HD Common Shares pursuant to the First Tranche and, (ii) any costs and expenses owing to the Underwriter pursuant to section 7.2 to be deducted from the gross proceeds of the offering of the HD Common Shares.

10.4	If the Company has satisfied all of its obligations under this Agreement that are required to be satisfied before or at the Closing Time on the Second Tranche Closing Date, the Underwriters shall pay to the Company by wire transfer the aggregate gross proceeds of $14,049,150. The Company shall pay to the Underwriters, at the Closing Time of the Second Closing Date, by wire transfer of immediately available funds, an amount equal to (i) the Underwriters’ Fee with respect to the sale of the Flow-Through Shares pursuant to the Second Tranche and, (ii) any cost and expenses owing to the Underwriter pursuant to section 7.2.

11.	OPTION CLOSING

11.1	In the event the Over-Allotment Option is exercised, at the Option Closing, subject to the terms and conditions contained in this Agreement, the Company shall issue and deliver to the Underwriters in such locations that the Lead Underwriters advise the Company the certificates (in physical or electronic form as the Lead Underwriters may advise in the notice) representing the Additional Shares to be issued at the Option Closing in the names and denominations reasonably requested by the Underwriters.

11.2	The Option Closing shall occur not more than three business days after the date that the notice of exercise of the Over-Allotment Option has been given in accordance with the terms of the Over-Allotment Option.

11.3	At the Option Closing, the Company shall deliver to the Underwriters such documents set forth in subsection 6.1(w) as the Underwriters may request.

11.4	If the Company has satisfied all of its obligations under this Agreement that are required to be satisfied before or on the Over-Allotment Closing Date:

(a)	if the Over-Allotment Closing Date is the First Tranche Closing Date, the Underwriters shall pay to the Company by wire transfer the aggregate proceeds of the sale of the Additional Shares, less an amount equal to (i) the Underwriters’ Fee and, (ii) any costs and expenses owing to the Underwriter pursuant to section 7.2 to be deducted from the gross proceeds of the offering of the HD Common Shares; or

(b)	the Underwriters shall pay to the Company by wire transfer the aggregate gross proceeds of the sale of the Additional Shares. The Company shall then pay to the Underwriters by wire transfer of immediately available funds, an amount equal to (i) the Underwriters’ Fee and, (ii) any costs and expenses owing to the Underwriter pursuant to section 7.2.

11.5	The Company and the Underwriters agree that the Over-Allotment Option Closing Date may occur on the same date as the First Tranche Closing Date or the Second Tranche Closing Date, subject to the Company’s prior receipt of the notice in accordance with the Over-Allotment Option.

12.	INDEMNITY

12.1	The Company shall protect, hold harmless and indemnify each of the Underwriters and their respective affiliates and their respective directors, officers, partners, employees, advisors and agents (as applicable) and each person, if any, who controls any Underwriter within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from and against all losses (other than loss of profit in connection with the distribution of the Flow-Through Shares and the HD Common Shares), claims, damages, liabilities, costs and expenses, including, without limitation, all amounts paid to settle actions or satisfy judgments or awards and all reasonable legal fees and expenses incurred by any Indemnified Party in connection with investigating or defending any of the foregoing on a solicitor and own client basis (collectively, a “Claim”) caused by or arising directly or indirectly by reason of:

(a)	(i) any information or statement (except any information or statement relating solely to the Underwriters, or any of them, provided by the Underwriters to the Company in writing expressly for inclusion in the Offering Documents) contained in any of the Canadian Offering Documents, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation; (ii) any untrue statement or alleged untrue statement of a material fact contained (A) in an Offering Document or in any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or (B) in any other materials or information provided to investors by, or with the approval of, the Company in connection with the Offering, or (iii) the omission or alleged omission to state in any Offering Document, in any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or in any other materials or information provided to investors by, or with the approval of, the Company in connection with the Offering, a material fact required to be stated therein or necessary to make the statements therein (in the light of the circumstances under which they were made, in the case of any prospectus) not misleading; provided, however, that the Company will not be liable in any such case to the extent but only to the extent that any such losses, claims, damages, liabilities, costs, expenses or actions arise out of or are based upon any such misrepresentation, untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon in and conformity with written information furnished to the Company by or on behalf of any Underwriter through the Lead Underwriters expressly for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the following information in the Prospectuses furnished on behalf of each Underwriter: the information contained in the twelfth through fourteenth paragraphs under the caption “Plan of Distribution” in the Prospectuses;

(b)	the omission or alleged omission to state in any certificate of the Company or of any officers of the Company delivered in connection with the Offering any material fact (except facts or information relating solely to the Underwriters) required to be stated therein where such omission or alleged omission constitutes or is alleged to constitute a misrepresentation;

(c)	any material breach by the Company of, or default under, any representation, covenant or agreement of the Company in this Agreement or any other document delivered pursuant to this Agreement or under Applicable Securities Laws or the failure by the Company to comply with its obligation under this Agreement or Applicable Securities Laws;

(d)	the Company not complying prior to the completion of the distribution of the Offered Securities with any material requirement of any Applicable Securities Laws or other applicable securities legislation of any jurisdiction, including the Company’s noncompliance with any statutory requirement to make any document available for inspection;

(e)	any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange (including the TSXV or NYSE American) or by any other competent authority, based upon any misrepresentation or alleged misrepresentation (except a misrepresentation relating solely to the Underwriters) in any of the Offering Documents and any amendments thereto required to be filed, or documents incorporated by reference therein (except any document or material delivered or filed solely by the Underwriters) based upon any failure or alleged failure to comply with Applicable Securities Laws (other than any failure or alleged failure to comply by the Underwriters) preventing and restricting the trading in or the sale of the Common Shares in the Provinces of Canada or in the United States;

and shall reimburse the Indemnified Parties promptly upon demand for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such losses, claims, damages, liabilities or actions in respect thereof, as incurred.

The parties agree that, if and to the extent that a court of competent jurisdiction, in a final non-appealable judgement in a proceeding in which the Indemnified Party is named as a party, determines that a Claim was caused by or resulted from an Indemnified Party’s gross negligence, fraudulent act or wilful misconduct, this indemnity shall cease to apply to such Indemnified Party in respect of such Claim and such Indemnified Party shall reimburse any funds advanced by the Company to the Indemnified Party pursuant to this indemnity in respect of such Claim.

12.2	If any Claim contemplated by this Section 12 is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this Section 12 comes to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify in writing the Company as soon as possible and in any event on a timely basis, of the nature of such claim, and the Company shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no settlement may be made by the Company or the Indemnified Party without the prior written consent of the other, such consent to not be unreasonably withheld or delayed.

12.3	An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in its defence but the fees and expenses of that counsel shall be at the expense of the Indemnified Parties unless:

(a)	the Company and the Indemnified Party mutually agree to retain such other counsel the employment of that counsel has been authorized in writing by the Company; or

(b)	the named parties to any such claim (including any third or implicated party) include both the Indemnified Party, on the one hand, and the Company, on the other hand, and the representation of the Company and the Indemnified Party by the same counsel would be inappropriate due to actual or potential conflicting interests, in which event such fees and disbursements shall be paid by the Company to the extent that they have been reasonably incurred.

In each of the cases set out in subsections (a) or (b) the Company shall not have the right to assume the defence of the suit on behalf of the Indemnified Party, but the Company shall be liable to pay the reasonable fees and expenses of separate counsel for all Indemnified Parties; provided that no Indemnified Party shall be entitled to have more than one law firm in any jurisdiction on a solicitor and own client basis.

12.4	The Company shall not, without the prior written consent of the Underwriters, which shall not be unreasonably withheld, settle, compromise or consent to the entry of any judgment in any pending or threatened Claim in respect of which indemnification may be sought hereunder (whether or not the Underwriters or any of the Indemnified Parties are a party to such claim, action, suit or proceeding), unless such settlement, compromise or consent includes an unconditional release of each of the Indemnified Parties from all liability arising out of such claim, action, suit or proceeding.

12.5	Notwithstanding the foregoing, the Indemnified Party shall not be liable for the settlement of any claim or action in respect of which indemnity may be sought hereunder effected without its written consent, which consent shall not be unreasonably withheld.

12.6	The Company hereby acknowledges and agrees that, with respect to this section 12, the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents and their respective affiliates’ directors, officers, employees, partners, shareholders, advisers and agents (collectively, the “Beneficiaries”). In this regard, each of the Underwriters shall act as trustee for the Beneficiaries of the covenants of the Company under this section 12 with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

12.7	In order to provide for just and equitable contribution in circumstances in which the indemnity provided in this section 12 would otherwise be available in accordance with its terms but is, for any reason not attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by an Indemnified Party or is insufficient to hold the Indemnified Party harmless, the Company shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses (other than loss of profits in connection with the distribution of the Flow-Through Shares and the HD Common Shares), costs, damages and expenses:

(a)	in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand (being the proceeds of the Offering net of the Underwriters’ Fee but before deducting expenses) and the Underwriters (being the Underwriters’ Fee) on the other from the offering of the Flow-Through Shares, the HD Common Shares, and the Additional Shares, if any; or

(b)	if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault of the Company on the one hand and the Underwriters on the other hand in connection with the matters or things referred to in which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations, provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriters’ Fee or any portion thereof actually received.

The relative fault of the Company on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the matters or things referred to in this section 12 which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Company or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to this section 12. The amount paid or payable by an Indemnified Party as a result of the liabilities, claims, demands, losses, costs, damages and expenses referred to above shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such liabilities, claims, demands, losses, costs, damages and expenses, whether or not resulting in an action, suit, proceeding or claim.

The parties agree that it would not be just and equitable if contribution pursuant to this section were determined by any method of allocation which does not take into account the equitable considerations referred to in this section.

13.	TERMINATION OF AGREEMENT

13.1	Except as otherwise provided herein, all terms and conditions set out herein shall be construed as conditions and any breach or failure by the Company to comply with any such conditions in favour of the Underwriters shall entitle any of the Underwriters to terminate in accordance with section 13.2 its obligation to purchase the Offered Securities by written notice to that effect given to the Company prior to the Closing Time on the First Tranche Closing Date, the Second Tranche Closing Date or Over-Allotment Option Closing Date (as applicable). The Company shall use its best efforts to cause all conditions in this Agreement to be satisfied. It is understood that each Underwriter may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to its rights in respect of any subsequent breach or non-compliance, provided that to be binding on an Underwriter, any such waiver or extension must be in writing and signed by the Underwriter.

13.2	In addition to any other remedies which may be available to the Underwriters, each of the Underwriters shall have the right to terminate its obligations under this Agreement including its obligation to purchase Offered Securities upon delivery of written notice to the Company at any time up to the Closing of the Offering if:

(a)	there shall be any material change or change in a material fact, or there should be discovered any previously undisclosed material fact required to be disclosed in the Offering Documents or any amendment thereto, in each case which, in the reasonable opinion of the Underwriters (or any one of them), has or would reasonably be expected to result in a material adverse change in relation to the Company and have a significant adverse effect on the market price or value of the Flow-Through Shares or the HD Common Shares; or

(b)	(i) there should develop, occur or come into effect or existence any event, action, state, condition (including without limitation, terrorism, pandemic, plague or accident) or major financial occurrence of national or international consequence, including by way of COVID-19 (only to the extent that there are material adverse developments related thereto after the date hereof), or a new or change in any law or regulation which in the sole opinion of the Underwriters (or any one of them), significantly and adversely affects or would reasonably be expected to significantly and adversely affect the financial markets or the business, operations or affairs of the Company and its subsidiaries taken as a whole or the market price or value of the securities of the Company; (ii) any inquiry, action, suit, proceeding or investigation (whether formal or informal) is commenced, announced or threatened in relation to the Company or any one of the officers or directors of the Company or any of its principal shareholders where a material wrong-doing is alleged or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality (including without limitation the TSXV and NYSE American) or the Commissions or the SEC which involves a finding of wrong-doing that significantly and adversely affects or would reasonably be expected to significantly and adversely affect the business, operations or affairs of the Company and its subsidiaries taken as a whole or the market price or value of the securities of the Company; (iii) any order, action or proceeding which cease trades or otherwise operates to prevent or restrict the trading of the Flow-Through Shares, the HD Common Shares, or any other securities of the Company is made or threatened by the Commissions or the SEC; or

(c)	the Company is in breach of any material term, condition or covenant of this Agreement that cannot be cured prior to the First Tranche Closing Date or the Second Tranche Closing Date or any material representation or warranty given by the Company in this Agreement becomes or is false and cannot be cured prior to the First Tranche Closing Date or the Second Tranche Closing Date.

13.3	The Underwriters shall make reasonable best efforts to give notice to the Company (in writing or by other means) of the occurrence of any of the events referred to in section 13.2 provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Underwriters to exercise their rights under section 13.2 at any time prior to or at the Closing Time on the First Tranche Closing Date, the Second Tranche Closing Date or the Over-Allotment Closing Date (as the case may be).

13.4	The rights of termination contained in this section 13 may be exercised by any Underwriters giving written notice thereof to the Company and the Lead Underwriters at any time prior to the Closing Time and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise.

13.5	If the obligations of an Underwriter are terminated under this Agreement pursuant to these termination rights, the Company’s liabilities to the Underwriter shall be limited to the Company’s obligations under section 7, section 12 and section 13.

14.	GENERAL

14.1	Any notice to be given hereunder shall be in writing and may be given by electronic delivery or by hand delivery and shall, in the case of notice to the Company, be addressed and delivered electronically or by hand to:

New Found Gold Corp.
2129 – 1055 West Georgia Street

Vancouver, BC V6E 3P3

Canada

Attention: Keith Boyle, Chief Executive Officer
E-mail: [Redacted]

with a copy (which shall not constitute notice) sent to:

Blake, Cassels & Graydon LLP
3500 – 1133 Melville Street

Vancouver, BC V6E 4E5

Canada

Attention: Bob Wooder
E-mail: [Redacted]

and to

Paul, Weiss, Rifkind, Wharton & Garrison LLP

3100 – 77 King Street West

Toronto, ON M5K 1J3

Canada

Attention: Christopher J. Cummings

E-mail: [Redacted]

and in the case of the Underwriters, be addressed and delivered to each of:

If to BMO Nesbitt Burns Inc., addressed and sent to:

BMO Nesbitt Burns Inc.
595 Burrard Street

Vancouver, BC V7X 1L7

Canada

Attention: Carter Hohmann, Managing Director
E-mail: [Redacted]

If to SCP Resource Finance LP, addressed and sent to:

SCP Resource Finance LP

700 – 70 York Street

Toronto, ON M5J 1S9

Canada

Attention: Filipe Martins, Managing Partner

E-mail: [Redacted]

If to Paradigm Capital Inc., addressed and sent to:

Paradigm Capital Inc.

95 Wellington Street West, Suite 2101

Toronto, ON M5J 2N7

Canada

Attention: Chris Glavin, Head of Syndication

E-mail: [Redacted]

If to Canaccord Genuity Corp., addressed and sent to:

Canaccord Genuity Corp.

40 Temperance Street, Suite 2100

Toronto, ON M5H 0B4

Canada

Attention: David Sadowski, Managing Director, Head of Canadian Metals and Mining

E-mail: [Redacted]

If to Haywood Securities Inc., addressed and sent to:

Haywood Securities Inc.

181 Bay Street, Suite 2910

Toronto, ON M5J 2T3

Canada

Attention: Ryan Matthiesen, Managing Director, Investment Banking

E-mail: [Redacted]

If to Stifel Nicolaus Canada Inc., addressed and sent to:

Stifel Nicolaus Canada Inc.

161 Bay Street, Suite 3800

Toronto, ON M5J 2S1

Canada

Attention: Stephen Delaney, Managing Director, Investment Banking

E-mail: [Redacted]

If to Roth Canada, Inc., addressed and sent to:

Roth Canada, Inc.

1921 –130 King St. West

Toronto, ON M5X 2A2

Canada

Attention: Brady Fletcher, President

E-mail: [Redacted]

If to A.G.P. Canada Investments ULC, addressed and sent to:

A.G.P. Canada Investments ULC

5063 North Service Road

Suite 100, Office 74

Burlington, Ontario L7L 5H6

Attention: Ann McIntosh, CEO, Director, and Chief Compliance Officer

E-mail: [Redacted]

If to ATB Securities Inc., addressed and sent to:

ATB Securities Inc.

585 8th Avenue SW, Suite 410

Calgary, AB T2P 1G1

Canada

Attention: Mario Maruzzo, Managing Director, Investment Banking

E-mail: [Redacted]

with a copy (which shall not constitute notice) sent to:

Borden Ladner Gervais LLP
22 Adelaide Street West, Suite 3400
Toronto, Ontario M5H 4E3

Attention: Tim McCormick
E-mail: [Redacted]

and to

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001-8602

Attention: Ryan J. Dzierniejko

E-mail: [Redacted]

The Company and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

14.2	Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement.

14.3	The forbearance or failure of one of the parties hereto to insist upon strict compliance by the other with any provision of this Agreement, whether continuing or not, shall not be construed as a waiver of any rights or privileges hereunder. No waiver of any right or privilege of a party arising from any default or failure hereunder of performance by the other shall affect such party’s rights or privileges in the event of a further default or failure of performance.

14.4	This Agreement constitutes the entire agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein and this Agreement supersedes any previous agreements, arrangements or understandings among the parties, including the “bought deal” bid letter dated May 27, 2025.

14.5	The headings in this Agreement are for reference only and do not constitute terms of the Agreement.

14.6	Except as expressly provided for in this Agreement, all warranties, representations, covenants and agreements of the Company herein contained, or contained in, documents submitted or required to be submitted pursuant to this Agreement, shall survive the purchase by the Underwriters of the Flow-Through Shares, the HD Common Shares, and any Additional Shares and shall continue in full force and effect, regardless of the closing of the sale of Flow-Through Shares, the HD Common Shares, and any Additional Shares and regardless of any investigation which may be carried on by the Underwriters, or on their behalf, subject only to the applicable limitation period prescribed by law. For greater certainty, the provisions contained in this Agreement in any way related to the indemnification or the contribution obligations, including those provided for in section 12, shall survive and continue in full force and effect, subject only to the applicable limitation period prescribed by law.

14.7	The Company hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Flow-Through Shares and the HD Common Shares contemplated hereby. The Company further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Company, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Flow-Through Shares and the HD Common Shares, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the Offering or any matters leading up to the Offering, and the Company hereby confirms its understanding and agreement to that effect. The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to the Offering and that any opinions or views expressed by the Underwriters to the Company regarding the Offering, including, but not limited to, any opinions or views with respect to the price or market for the Flow-Through Shares and the HD Common Shares, do not constitute advice or recommendations to the Company. The Company and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of the Company and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favour of the Company with respect to the Offering or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Company on other matters). The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Company in connection with Offering or any matters leading up to the Offering.

14.8	The Lead Underwriters are hereby authorized by each of the other Underwriters to act on its behalf and the Company shall be entitled to and shall act on any notice, waiver or extension given hereunder by the Lead Underwriters or agreement entered into by or on behalf of the Underwriters by the Lead Underwriters, which represents and warrants that it has irrevocable authority to bind the Underwriters with respect to all matters contained herein, except in respect of any waiver of a condition of closing contained in section 9, which waiver must be signed by all the Underwriters; any extension of any time requirement contained herein, which extension must be signed by all the Underwriters; any consent to a settlement pursuant to section 12, which consent shall be given by the Indemnified Party; a notice of termination pursuant to section 13, which notice may be given by any of the Underwriters exercising such right; or any waiver pursuant to section 13.1, which waiver must be signed by all the Underwriters. The Lead Underwriters shall, where practicable, consult with the other Underwriters concerning any matter in respect of which they act as representatives of the Underwriters.

14.9	In connection with the distribution of the Offered Securities, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

14.10	No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by the parties directly affected by such alteration, amendment, modification or interpretation.

14.11	The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the First Tranche Closing Date or the Second Tranche Closing Date, reasonably require in order to carry out the full intent and meaning of this Agreement.

14.12	This Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

14.13	This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of British Columbia and the Canadian federal laws applicable therein.

14.14	The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

14.15	The parties may sign this Agreement in as many counterparts as may be deemed necessary and may be delivered by facsimile, portable document format (“pdf”) or other electronic means all of which so signed and delivered shall be deemed to be an original and together shall constitute one and the same instrument.

14.16	The Underwriters hereby acknowledge that they have consented that this Agreement and all documents evidencing or relating in any way to the purchase be drawn up in the English language only. Nous reconnaissons par les présentes avoir consenti que tous les documents faisant foi ou se rapportant de quelque manière à notre achat soient rédigés en anglais seulement.

[THIS SPACE IS INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying counterparts of this letter and return same to the Underwriters whereupon this letter as so accepted shall constitute an agreement between the Company and the Underwriters enforceable in accordance with its terms.

Yours truly,

BMO NESBITT BURNS INC.

By:	(signed) “Carter Hohmann”
Name: Carter Hohmann
Title: Managing Director

SCP RESOURCE FINANCE LP, by its general partner,
SCP RESOURCE FINANCE GP INC.

By:	(signed “Filipe Martins”
Name: Filipe Martins
Title: Managing Partner

PARADIGM CAPITAL INC.

By:	(signed) “Chris Glavin”
Name: Chris Glavin
Title: Head of Syndication

CANACCORD GENUITY CORP.

By:	(signed) “David Sadowski”
Name: David Sadowski
Title: Managing Director, Head of Canadian Metals and Mining

HAYWOOD SECURITIES INC.

By:	(signed) “Ryan Matthiesen”
Name: Ryan Matthiesen
Title: Managing Director, Investment Banking

STIFEL NICOLAUS CANADA INC.

By:	(signed) “Stephen Delaney”
Name: Stephen Delaney
Title: Managing Director, Investment Banking

ROTH CANADA, INC.

By:	(signed) “Brady Fletcher”
Name: Brady Fletcher
Title: President

A.G.P. CANADA INVESTMENTS ULC

By:	(signed) “Ann McIntosh”
Name: Ann McIntosh
Title: CEO, Director, and Chief Compliance Officer

ATB SECURITIES INC.

By:	(signed) “Mario Maruzzo”
Name: Mario Maruzzo
Title: Managing Director, Investment Banking

[The remainder of this page has been left blank intentionally.]

The foregoing is accepted and agreed to, effective as of the date appearing on the first page of this Agreement.

NEW FOUND GOLD CORP.

By:	(signed) “Keith Boyle”
Name: Keith Boyle
Title: Chief Executive Officer

Schedule 5.1
REPRESENTATIONS AND WARRANTIES

(a)	the Company is a duly incorporated company and validly existing and in good standing under the laws of its jurisdiction of incorporation and no proceedings have been instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation or winding-up of the Company;

(b)	the Company has no subsidiaries or affiliates;

(c)	the Company owns 1,000,000 common shares of Labrador Gold Corp., 4,157,466 common shares of Exploits Discovery Corp., 1,029,237 common shares of Maritime Resources Corp. and 28,612,500 common shares of Kirkland Lake Discoveries Corp., free and clear of any Lien. The Company has no other direct or indirect material investment or proposed material investment in any person;

(d)	the Company (i) is a reporting issuer (within the meaning of applicable Canadian Securities Laws) or the equivalent in all the provinces and territories of Canada, (ii) is not in default of any of the requirements of the applicable Canadian Securities Laws of the Canadian Qualifying Jurisdictions, and (iii) is eligible to file with each of the Canadian Qualifying Jurisdictions a prospectus in the form of a short form prospectus under NI 44-101 and a short form prospectus in the form of a base shelf prospectus under NI 44-102, and to otherwise avail itself of the Final Base Shelf Procedures with respect to the distribution of the Offered Securities;

(e)	Canadian Final Prospectus complies with, and the Canadian Prospectus Supplement and Supplementary Material will, as of their respective dates, comply with, all applicable requirements of applicable Canadian Securities Laws, including NI 44-101 and NI 44-102;

(f)	the Canadian Final Prospectus and, prior thereto, the Canadian Preliminary Prospectus regarding the issue and sale of the Offered Securities, have been filed with each of the Commissions, and receipts therefor have been issued by or on behalf of each of the Commissions, which receipts continue to be effective;

(g)	the Common Shares are listed for trading on the TSXV and NYSE American and the Company is not in default of any of the listing requirements of the TSXV and NYSE American applicable to the Company;

(h)	at the date hereof, the authorized share structure of the Company consists of an unlimited number of Common Shares of which, as of the date of this Agreement, 200,757,994 Common Shares were issued and outstanding as fully paid and non-assessable shares in the authorized share structure of the Company;

(i)	at the date hereof, there are 13,364,000 stock options of the Company issued and outstanding, each exercisable to acquire one common share of the Company. At the Closing Time, there will be (i) 8,038,000 stock options of the Company issued and outstanding, each exercisable to acquire one common share of the Company;

(j)	at the date hereof, there are no common share purchase warrants of the Company issued and outstanding, each exercisable to acquire one common share of the Company. At the Closing Time, there will be (i) no common share purchase warrants of the Company issued and outstanding, each exercisable to acquire one common share of the Company;

5.1 - 1 -

(k)	all documents previously published or filed by the Company with the Regulatory Authorities (the “Continuous Disclosure Materials”) on or after March 31, 2025 contain no untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and were prepared in accordance with and comply with Applicable Securities Laws and the Company is not in default of its filings under, nor has it failed to file or publish any document required to be filed under Applicable Securities Laws;

(l)	all of the material transactions of the Company have been promptly and properly recorded or filed in or with its books or records and its minute books contain, in all material respects all of its material transactions, all records of the meetings and proceedings of its directors, shareholders and other committees, if any, since incorporation;

(m)	the Company has the requisite corporate power, authority and capacity to enter into this Agreement, and to perform its obligations hereunder;

(n)	this Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement hereof and thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of general equitable principles, including the limitation that rights of indemnity, contribution and waiver may be limited by applicable laws;

(o)	the rights, privileges, restrictions, conditions and other terms attaching to the common shares of the Company will, at the Closing Time, conform in all material respects to the description thereof contained in the Prospectuses;

(p)	the Financial Statements incorporated by reference into the Prospectuses have been prepared in conformity with IFRS, consistently applied throughout the periods involved, and comply as to form in all material respects with the applicable accounting requirements of Canadian Securities Laws. Such Financial Statements present fairly in all material respects the financial position, financial performance and cash flows of the Company as at the dates and for the periods of such Financial Statements. The other Financial Information included in the Prospectuses presents fairly in all material respects the information shown therein and, other than those aspects of the non-IFRS measures and industry metrics that are not derived from the Financial Statements, has been compiled on a basis consistent with that of the Financial Statements;

(q)	no forecast, budget or projection provided by or on behalf of the Company to the Underwriters contains any misrepresentation and such forecasts, budgets and projections were prepared in good faith, disclosed all relevant assumptions and contain reasonable estimates of the prospects of the business;

(r)	all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, pension plan premiums, accrued wages, salaries and commissions and Employee Plans payments of the Company have been recorded in conformity, in all material respects, with IFRS and comply in all material respects as to form with the applicable accounting requirements of Applicable Securities Laws, and are reflected on the books and records of the Company. There are no outstanding violations or defaults under the Company’s Employee Plans nor any actions, suits, claims, trials, demands, investigations, arbitration proceedings or other proceedings pending or threatened with respect to any of the Company’s Employee Plans that would, individually or in the aggregate, have a material adverse effect. The execution, delivery and performance of this Agreement by the Company will not constitute an event or condition under any Employee Plan that entitles any employee or former employee to a payment, promise of payment, acceleration of vesting or any other benefit to which that individual would not otherwise be entitled;

5.1 - 2 -

(s)	the Company does not have any outstanding debentures, notes, mortgages or other indebtedness that is material to the Company;

(t)	the Company does not have, or on the First Tranche Closing Date or the Second Tranche Closing Date will not have, incurred any material liabilities or obligations (whether accrued, absolute, contingent or otherwise) that continue to be outstanding, except: (i) as disclosed or contemplated in the Prospectuses (including the incorporated by reference therein); or (ii) as incurred in the ordinary course of business and which do not, individually or in the aggregate, have a material adverse effect;

(u)	except as disclosed in the Prospectuses (including the documents incorporated by reference therein), since March 31, 2025, (i) there has not been any change in the share capital, long-term debt, financial condition or operations of the Company other than changes in the ordinary course of business or as disclosed in the Prospectuses; (ii) the business of the Company has been carried on in the ordinary course; (iii) none of the property or assets of the Company has been transferred, assigned, sold, distributed, distributed by way of dividend or otherwise disposed of other than in the ordinary course of business; and (iv) the Company has not cancelled any debts or entitlements other than in the ordinary course of business;

(v)	to the knowledge of the Company, KPMG LLP is independent in accordance with the rules of professional conduct applicable to auditors in Canada, the Applicable Securities Laws, and the rules of the Public Company Accounting Oversight Board (United States), and there has not been any reportable event (within the meaning of NI 51-102) with such auditors with respect to audits of the Company;

(w)	the Company has established and maintains a system of disclosure controls and procedures (as such term is defined in Rule 13a-15(e) of the U.S. Exchange Act and Canadian Securities Laws) designed to ensure that information required to be disclosed by it under Applicable Securities Laws will be recorded, processed, summarized and reported within the time periods specified in the Applicable Securities Laws. Such disclosure controls and procedures will include controls and procedures designed to ensure that information required to be disclosed will be accumulated and communicated to the management of the Company, including the chief executive officer and the chief financial officer, as appropriate to allow timely decisions regarding required disclosure and to the knowledge of the Company such disclosure controls and procedures are and will be effective;

(x)	the Company has established and maintains a system of internal accounting controls and internal control over financial reporting which is designed to be effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company believes that the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act and Canadian Securities Laws) is effective and as of the date hereof, the Company has no knowledge of any “material weaknesses” in its internal control over financial reporting (as defined in NI 52-109);

5.1 - 3 -

(y)	except as disclosed in the Prospectuses (including the documents incorporated by reference therein), the Company is not in material violation or material default of, nor will the execution of this Agreement, and the performance by the Company of its obligations hereunder and thereunder, result in any material breach or material violation of, or be in conflict with, or constitute a material default under, or create a state of facts which after notice or lapse of time, or both, would constitute a material default under, or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the imposition of any Lien upon any property or assets of the Company pursuant to (i) any term or provision of the constating documents of the Company or any resolution of the directors or shareholders of the Company; (ii) any contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease (including for real property) or licence to which the Company is a party or bound or to which any of the business, operations, property or assets of the Company is subject (collectively “Company Contracts”); or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or its business, operations or assets, of any court, Governmental Authority, arbitrator, Commission or other authority having jurisdiction over the Company;

(z)	there are no business relationships, related-party transactions or off-balance sheet transactions involving the Company or any other person required to be described in the Prospectuses (including the documents incorporated by reference therein) which have not been described as required under IFRS; and there are no material contracts or other material documents that are required to be described in the Prospectuses under Applicable Securities Laws which have not been described therein;

(aa)	all material Company Contracts have been made available to the Underwriters in the Company’s data room, and all material Company Contracts are valid and binding obligations of the Company and are in good standing; and (i) no event of default or event which after the giving of notice or the lapse of time or both would constitute an event of default, has occurred and is outstanding under any material Company Contracts; (ii) the Company has no knowledge of any default by the other parties to each material Company Contract; and (iii) the Company has not waived any material rights under any material Company Contract;

(bb)	there is no requirement to obtain a consent, approval or waiver of a party under any Company Contract in respect of any of the transactions contemplated by this Agreement, other than such consents, approvals and waivers as have been obtained by the Company as at the date hereof;

(cc)	no Commission, stock exchange (including the TSXV or NYSE American) or comparable authority has issued any order preventing or suspending the use of the Prospectuses, or any amendment thereto, if any, nor instituted proceedings for that purpose and no such proceedings are pending or, to the knowledge of the Company, contemplated or threatened;

5.1 - 4 -

(dd)	Computershare Investor Services Inc. is duly appointed as registrar and transfer agent for the common shares;

(ee)	there is no litigation, arbitration or governmental or other proceeding, suit or investigation at law or in equity before any court or arbitrator or before or by any federal, provincial, state, municipal or other governmental or public department, commission, board, agency or body, domestic or foreign, in progress, pending or, to the knowledge of the Company, threatened against, or involving the assets, properties or business of, the Company which is material or which would adversely affect the consummation of the transactions contemplated by this Agreement in any material respect or the performance by the Company of its obligations hereunder;

(ff)	(i) the Company is in compliance in all material respects with the provisions of applicable federal, provincial, state, local and foreign laws and regulations respecting employment; (ii) no labour dispute with the employees of the Company exists or is pending or, to the knowledge of the Company, threatened or imminent, and the Company has no knowledge of any existing or imminent labour disturbance by the employees of the Company principal suppliers and contractors, which in either case, may have or result, individually or in the aggregate, in a material adverse effect; (iii) the labour relations of the Company are satisfactory; and (iv) no collective agreement or collective bargaining agreement or modification thereof has expired and none is currently being negotiated by the Company;

(gg)	no supplier of the Company has notified the Company in writing, and to the knowledge of the Company, there is no reason to believe, that any such supplier will not continue dealing with the Company on substantially the same terms as presently conducted, subject to changes in pricing and volume in the ordinary course;

(hh)	the Company has obtained and maintains in good standing all approvals and exemptions necessary for the operation of its business under applicable laws, except where the failure to obtain or maintain such approvals and exemptions would not have a material adverse effect;

(ii)	except as described in the Prospectuses (including the documents incorporated by reference therein), there are no bonuses, distributions or salary payments which will be payable, outside the ordinary course of business by the Company, to any executive officer or director of the Company after the First Tranche Closing Date or the Second Tranche Closing Date relating to their employment with, or services rendered to, the Company prior to the First Tranche Closing Date or the Second Tranche Closing Date;

(jj)	other than usual and customary health and related benefit plans for employees, the Prospectuses disclose to the extent required by Applicable Securities Laws each Employee Plan, each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans;

(kk)	(i) there are no workers’ compensation claims pending against the Company; and (ii) to the knowledge of the Company (A) none of the executive officers of the Company described in the Prospectuses (including the documents incorporated by reference therein) has any plans to terminate his or her employment, (B) none of the executive officers of the Company described in the Prospectuses (including the documents incorporated by reference therein) is subject to any secrecy or non-competition agreement or any other agreement or restriction of any kind that would impede in any way the ability of such executive officer to carry out fully all activities of such executive officer in furtherance of the Company’s business, and (C) none of the executive officers of the Company described in the Prospectuses (including the documents incorporated by reference therein) or any other employee or former employee of the Company has any claim with respect to any Intellectual Property rights of the Company;

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(ll)	none of the Company, any subsidiaries or any director or officer of the Company or any subsidiaries or, to the knowledge of the Company, any agent, employee, affiliate or other person acting on behalf of the Company or any subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) or any applicable law of similar effect of another jurisdiction, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith;

(mm)	neither the Company nor any subsidiaries, nor, to the knowledge of the Company, any director or officer of the Company or any subsidiaries, any agent, employee or representative of the Company or any subsidiaries, affiliate or other person associated with or acting on behalf of the Company or any subsidiaries is currently subject to any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of Commerce, U.S. Treasury Department or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), Canada, the United Nations Security Council, the European Union, His Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Iran, Sudan, Burma, North Korea, Syria, Russia, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic and any other territory or region of Ukraine currently under the asserted control of Russia, recognized by Russian, or subject to territorial claims by Russia (each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. Since April 24, 2019, the Company and any subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country;

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(nn)	(i) the operations of the Company and any subsidiaries are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any court, governmental authority or arbitrator involving the Company or any subsidiaries with respect to Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened and (ii) none of the Company or any subsidiaries, to the knowledge of the Company, any director or officer of the Company or any subsidiaries, any agent, employee, affiliate or other person acting on behalf of the Company or any subsidiaries has (A) made any unlawful contribution to any candidate for non-United States office, or failed to disclose fully any such contribution in violation of law, or (B) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or Canada of any jurisdiction thereof;

(oo)	(i) the Company, owns or has the right to use all patents, patent rights, licences, inventions, copyrights, know how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trade-marks, service marks, trade names and other intellectual property (collectively, “Intellectual Property”) and all technology used or held for use in the conduct of the business now operated by the Company without any conflict with or infringement upon the rights of others, in each case with such exceptions as would not, individually or in the aggregate, result in a material adverse effect and subject to limitations contained in any applicable license agreement; (ii) to the knowledge of the Company, there is no material infringement by third parties of such Intellectual Property; and (iii) there is no action, suit, proceeding or claim pending or, to the knowledge of the Company, threatened by others challenging the Company’s rights in or to any Intellectual Property or the validity or scope of any Intellectual Property owned, licensed or commercialized by the Company, and the Company has no knowledge of any other fact which could form a reasonable basis for any such action, suit, proceeding or claim in each case, except as would not, individually or in the aggregate, result in a material adverse effect;

(pp)	the Company has not taken, nor will the Company take, any action which is designed to or which constitutes or might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Securities;

(qq)	no approval, authorization, consent, permit, qualification, license, decree or order from, and no filing, registration or recording with, any Governmental Authority having jurisdiction over the Company is required for the performance by the Company of its obligations under this Agreement, the issuance and sale of the Offered Securities or the transactions contemplated by this Agreement, except as have been or will be obtained or made prior to the Closing Time;

(rr)	the Company possesses all permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by it, except where the failure to hold such Governmental Licenses would not, individually or in the aggregate, result in a material adverse effect. The Company is in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, individually or in the aggregate, result in a material adverse effect;

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(ss)	all of the leases, subleases and agreements in real property (other than mining claims, mineral or exploration concessions and other mineral property rights) material to the business of the Company, and under which the Company has an interest as described in the Prospectuses (including any documents incorporated by reference therein), are in full force and effect, and the Company has not received any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company to the continued possession of the property under any such lease, sublease, or agreement, except as disclosed in the Prospectuses (including any documents incorporated by reference therein);

(tt)	the Technical Report complies in all material respects with the requirements of NI 43-101 at the time of filing thereof. The assumptions contained in the Technical Report are reasonable in the circumstances;

(uu)	the material mining licenses, claims, concessions, exploration, extraction and other mineral property rights that are set forth in Schedule “B” (“Mining Claims”), is a complete and accurate list of all such rights held by the Company to the Queensway Gold Project. All assessments or other work required to be performed in relation to such Mining Claims in order to maintain the interests of the Company therein have been performed to date and the Company has complied in all material respects with all applicable governmental laws, regulations and policies in this regard as well as with all legal or contractual obligations to third parties in this regard. All Mining Claims of the Company are in good standing, are valid and enforceable, are free and clear of any material Liens or charges and no material royalty is payable in respect of any of them, except as set out in the Prospectuses and the Continuous Disclosure Materials. Except as set out in the Prospectuses (including any documents incorporated by reference therein), no other property rights are necessary for the current conduct of the Company’s business and there are no material restrictions on the ability of the Company to use, transfer or otherwise exploit any such property rights except as required by applicable law. Except as disclosed in the Prospectuses (including any documents incorporated by reference therein), (i) the Company is the owner of Mining Claims necessary to carry on its current exploration activities at the Queensway Gold Project, but not proposed mining operations; and (ii) Mining Claims held by the Company cover the properties required by the Company for such purposes as contemplated by the Technical Report;

(vv)	the Queensway Gold Project is the only property that is material to the Company;

(ww)	the information set forth in the Offering Documents relating to the Queensway Gold Project has been reviewed and verified by the author described under the heading “Interests of Experts” in the Final Prospectus and, in all cases, the information has been prepared in accordance with Canadian industry standards set forth in NI 43-101. Furthermore, no material information was withheld from the author of the Technical Report for the purposes of preparing that report. All statements of fact relating to the Company and its activities contained in the Technical Report is true and accurate as of the date thereof and no such fact has been omitted therefrom (or information withheld) the omission of which would make any statement of fact therein misleading;

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(xx)	the Company is in compliance with the provisions of NI 43-101 in all material respects and has filed all technical reports required thereby and there has been no change that would require the filing of a new technical report under NI 43-101;

(yy)	the Technical Report was prepared in accordance with NI 43-101 and is accurate in all material respects, does not contain a misrepresentation and fairly represents the status of the exploration activities for the Queensway Gold Project;

(zz)	the Company has all necessary surface rights, access rights and other necessary rights and interests relating to the Queensway Gold Project granting, to the extent applicable, the Company the right and ability to explore for the natural resources located thereon, including minerals, as are appropriate in view of the rights and interest therein of the Company, with only such exceptions as do not materially interfere with the use made by the Company of the rights or interest so held; the Company does not have any responsibility or obligation to pay any commission, royalty, licence, fee or similar payment to any person with respect to the property rights related to the Queensway Gold Project other than, in all such cases, as disclosed in the Prospectuses (including any documents incorporated by reference therein);

(aaa)	to the knowledge of the Company, the Company is not subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment (except for those derived from normal exploration or mining activities) or non-compliance with Environmental Laws that could reasonably be expected to have a material adverse effect;

(bbb)	to the knowledge of the Company, all activities on the properties of the Company have been conducted in all material respects in accordance with good engineering practices and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies have been duly complied with in all material respects on the properties of the Company;

(ccc)	to the knowledge of the Company, there are no claims or actions with respect to aboriginal or native rights currently threatened or pending in respect of the Queensway Gold Project that would have a material adverse effect on the Company. The Company is not aware of any material land entitlement claims or aboriginal land claims having been asserted or any legal actions relating to aboriginal or community issues having been instituted with respect to the Queensway Gold Project, and no material dispute in respect of such properties with any local or aboriginal or native group exists or, to the knowledge of the Company, is threatened or imminent with respect thereto or activities thereon, other than claims, actions or disputes that would not have a material adverse effect on the Company;

(ddd)	to the knowledge of the Company, there are no material complaints, issues, proceedings, or discussions, which are ongoing or anticipated which could have the effect of interfering, delaying or impairing the ability to explore, develop or operate the Queensway Gold Project in a manner that would have a material impact on the Company;

(eee)	except as described or disclosed in the Prospectus (including the documents incorporated by reference therein), none of the directors, officers or employees of the Company, any known holder of more than 10% of any class of securities of the Company or securities of any person exchangeable for more than 10% of any class of securities of the Company, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Company;

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(fff)	to the knowledge of the Company, none of the Company’s directors or officers is now, or has ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange (including the TSXV and NYSE American);

(ggg)	except as described in the Prospectuses (including any documents incorporated by reference therein), no director or officer of, or any other person not dealing at arm’s length with the Company, will continue after Closing to be engaged in any material transaction or arrangement with or to be a party to a material contract with, or have any material indebtedness, liability or obligation to, the Company;

(hhh)	except as described in the Prospectuses (including any documents incorporated by reference therein), the Company is not a party to or bound by, and none of the business, operations, property or assets of the Company is subject to, any material non-arm’s length agreements or arrangements other than on terms and at a price that would have applied if the parties had been dealing at arm’s length;

(iii)	except as described in the Prospectuses (including any documents incorporated by reference therein) and subject to applicable law, (i) the Company is not currently, and will not be following the Closing, prohibited directly or indirectly, from paying any dividends or from making any other distributions on its share capital;

(jjj)	except as described in the Prospectuses (including any documents incorporated by reference therein), (i) the Company is not in any material respect in violation of any currently applicable federal, provincial, state, local or foreign statute, law, rule, regulation, ordinance or code relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos containing materials or mold (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”); (ii) the Company has all material permits, authorizations and approvals required under any applicable Environmental Laws to conduct the business now operated by it and is in compliance, in all material respects, with the requirements of such permits, authorizations and approvals; (iii) there are no pending material administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Law against the Company; and (iv) the Company has not received any written notice within the past five years alleging in any manner that it is responsible, or potentially responsible for any Release of Hazardous Materials, any penalties or liabilities arising under any Environmental Laws or any violation of Environmental Laws. To the knowledge of the Company, there are no material costs or liabilities associated with the Company’s compliance with Environmental Laws;

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(kkk)	the Company has (i) timely filed (or has had timely filed on its behalf) all returns, declarations, reports, estimates, information returns, elections and statements (“Returns”) required to be filed with or sent to any taxing authority having jurisdiction since incorporation or organization and all such Returns have, in all material respects, been prepared in accordance with the provisions of all applicable legislation and are true, correct and complete in all material respects; (ii) timely and properly paid (or has had paid on its behalf), all governmental taxes and other charges due or claimed to be due by a Governmental Authority (including all instalments on account of taxes for the current year); and (iii) has properly withheld or collected and remitted all amounts required to be withheld or collected and remitted by it in respect of any governmental taxes or other charges;

(lll)	the Company has not been notified of, nor is it a party to, any shareholders’ agreement, voting agreement, investor rights agreement or other agreement which in any manner affects the voting or control of any securities of the Company;

(mmm)	the Common Shares (including all of the Offered Securities) are conditionally approved for listing and trading on the TSXV and NYSE American, subject only to the satisfaction of the customary listing conditions set forth in the conditional approval letter of the TSXV and NYSE American, as applicable, regarding the listing and posting on the TSXV and NYSE American of the Offered Securities, copies of which have been provided to the Underwriters;

(nnn)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading or distribution of the Offered Securities or any other securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, threatened, under any of the Applicable Securities Laws;

(ooo)	policies of insurance issued by insurers of recognized financial responsibility are maintained in respect of the operations, properties and assets, employees, directors and officers of the Company in such amounts and covering such risks as are prudent and customary in the businesses in which they are engaged, and such policies of insurance will, on and after the First Tranche Closing Date or the Second Tranche Closing Date, be maintained for the benefit of the Company. All such policies of insurance are in full force and effect and no material default exists under such policies of insurance as to the payment of premiums or otherwise under the terms of any such policy, there are no claims by the Company under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; and the Company has no knowledge that it will not be able to renew the Company’s existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business. The Company has not been denied any insurance coverage which it has sought or for which it has applied;

(ppp)	copies of the minute books and records of the Company have been made available to counsel for the Underwriters in connection with their due diligence investigation in respect of the Offering constitute all of the minute books and records of such entities and contain copies of all proceedings (or certified copies thereof) in respect of matters of the shareholders (or equivalent), the boards of directors (or equivalent) and all committees of the boards of directors (or equivalent) of the Company to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings in respect of matters of the shareholders (or equivalent), board of directors (or equivalent) or any committees of the board of directors (or equivalent) of the Company to the date of review of such corporate records and minute books not reflected in such minutes and other records other than those in respect of which no material corporate matter or business was approved or transacted;

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(qqq)	except as contemplated hereby, there is no person acting at the request of the Company who is entitled to any brokerage or agency fee in connection with the sale of the Offered Securities contemplated herein;

(rrr)	the Company has not completed any “significant acquisition”, “significant disposition” or is it proposing any “probable acquisitions” (as such terms are defined in NI 51-102) that would require the inclusion of any additional financial statements or pro forma financial statements in the Offering Documents pursuant to Applicable Securities Laws;

(sss)	the Company has a reasonable basis for disclosing any forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Exchange Act) and any forward-looking information (within the meaning of Canadian Securities Laws) contained or incorporated by reference in the Registration Statement, the Prospectuses and the Pricing Disclosure Package and is not, as of the date hereof, required to update any such forward looking information pursuant to NI 51-102, and such forward looking information contained in the Registration Statement, the Prospectuses and the Pricing Disclosure Package reflects the best currently available estimates and good faith judgments of the management of the Company, as the case may be, as to the matters covered thereby;

(ttt)	the Company has no knowledge of any pending or contemplated change to any law, regulation or position of a Governmental Authority that would reasonably be expected to have a material adverse effect;

(uuu)	the expenses to be renounced by the Company to the purchasers of Flow-Through Shares will constitute Qualifying Expenditures on the effective date of the renunciation and on the date incurred. The expenses to be renounced by the Company to the purchasers of Flow-Through Shares (i) will not include any amount that has previously been renounced by the Company to any of the purchasers of Flow-Through Shares or to any other Person; and (ii) would be deductible by the Company in computing its income for the purposes of Part I of the Tax Act but for the renunciation to the purchasers of Flow-Through Shares;

(vvv)	the Company has no reason to believe that it will be unable to incur, on or after the First Tranche Closing Date or the Second Tranche Closing Date and on or before the Termination Date or that it will be unable to renounce to the purchasers of Flow-Through Shares, effective on or before December 31, 2025, Qualifying Expenditures in an amount equal to the Commitment Amount and the Company has no reason to expect any reduction of such amounts by virtue of subsection 66(12.73) of the Tax Act;

(www)	except as a result of (i) any agreement, arrangement, undertaking or understanding to which the Company is not a party and of which it has no knowledge, (ii) any agreement, arrangement, undertaking or understanding in respect of a Follow-On Transaction, and (iii) any other action taken by a purchaser which causes any Flow-Through Shares to be or become “prescribed shares” within the meaning of section 6202.1 of the regulations to the Tax Act, upon issue the Flow-Through Shares will be “flow-through shares” as defined in subsection 66(15) of the Tax Act and will not be “prescribed shares” within the meaning of section 6202.1 of the regulations to the Tax Act;

5.1 - 12 -

(xxx)	if the Company amalgamates or otherwise merges with any one or more companies, any shares issued to or held by the purchasers of Flow-Through Shares as a replacement for the Flow-Through Shares as a result of such amalgamation or merger will qualify, by virtue of subsection 87(4.4) of the Tax Act, as “flow-through shares” as defined in subsection 66(15) of the Tax Act and in particular will not be “prescribed shares” as defined in section 6202.1 of the regulations to the Tax Act;

(yyy)	the Company is and will continue to be a “principal-business corporation” as defined in subsection 66(15) of the Tax Act until such time as all of the Qualifying Expenditures required to be renounced under this Agreement and the Flow-Through Subscription Agreements have been incurred and validly renounced pursuant to the Tax Act;

(zzz)	the Company is not, and has never been, in default of any of its legal obligations in respect of any “flow-through share” financings previously undertaken by the Company;

(aaaa)	the Company is in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith;

(bbbb)	there are no persons with registration rights or other similar rights to have any securities registered for sale pursuant to the Registration Statement or otherwise registered for sale or sold by the Company under the U.S. Securities Act pursuant to this Agreement;

(cccc)	since the date of the latest audited consolidated financial statements of the Company included or incorporated by reference in the Pricing Disclosure Package, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting;

(dddd)	the Company is not and, after giving effect to application of the net proceeds of the Offering as described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, will not be, required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(eeee)	there are no transfer taxes or similar fees or charges under Canadian or United States federal law or the laws of any state, province or any political subdivision thereof required to be paid in connection with the execution, delivery and performance of this Agreement or the issuance by the Company or sale by the Company of the Offered Securities;

(ffff)	there are no stamp duties, fees, registration or documentary taxes, duties or other similar charges payable (either by direct assessment or withholding) under Canadian or United States federal law or the laws of any state, province or any political subdivision thereof in connection with (i) the execution and delivery of this Agreement, (ii) the enforcement or admissibility in evidence of this Agreement, (iii) the creation, issuance sale and delivery of the Offered Securities to the Underwriters or the U.S. Affiliates or (iv) the resale and delivery of the Offered Securities by the Underwriters in the manner contemplated herein;

5.1 - 13 -

(gggg)	at the earliest time thereafter that the Company or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the U.S. Securities Act) of the Offered Securities and at the date hereof, the Company was not and is not an “ineligible issuer” as defined in Rule 405 under the U.S. Securities Act;

(hhhh)	as of the date hereof, the Registration Statement and any post-effective amendment thereto will comply in all material respects with the U.S. Securities Act and the applicable rules and regulations of the SEC, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; the U.S. Preliminary Prospectus complied, as of the time of filing thereof, and the U.S. Final Prospectus, as of the time of filing thereof, will comply, in all material respects with the applicable requirements of U.S. Securities Laws; the U.S. Preliminary Prospectus, as of the time of filing thereof, did not, and the U.S. Final Prospectus, as of the time of filing thereof and as of the First Tranche Closing Date, the Second Tranche Closing Date and the Over-Allotment Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; the Pricing Disclosure Package, as of the Applicable Time, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any U.S. Offering Document in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Underwriters specifically for use therein; and

(iiii)	the Company (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, used, authorized, approved or referred to and will not prepare, use, authorize, approve or refer to any Issuer Free Writing Prospectus related to the offering of the Offered Securities that is a “written communication” (as defined in Rule 405 under the U.S. Securities Act), except in accordance with Section 2.5 of the Agreement. Each such Issuer Free Writing Prospectus complied in all material respects with the applicable U.S. Securities Laws, has been or will be (within the time period specified in Rule 433 under the U.S. Securities Act) filed in accordance with the U.S. Securities Act (to the extent required thereby) and, when taken together with the Pricing Disclosure Package as of the Applicable Time, each such Issuer Free Writing Prospectus, did not, and as of the First Tranche Closing Date, the Second Tranche Closing Date and the Over-Allotment Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Underwriters specifically for use therein. Each such Issuer Free Writing Prospectus did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the U.S. Final Prospectus.

5.1 - 14 -

Schedule “A”
MATTERS IN RESPECT OF WHICH COMPANY’S COUNSEL SHALL DELIVER OPINIONS
PURSUANT TO SUBSECTION 6.1(W)(III)

(a)	the Company is a “reporting issuer”, or its equivalent, in each of the Canadian Qualifying Jurisdictions and it is not listed as in default of any requirement of the Applicable Securities Laws in any of the Canadian Qualifying Jurisdictions;

(b)	the Company is a validly existing and is in good standing under the Business Corporations Act (British Columbia);

(c)	the Company has all requisite corporate power, capacity and authority under the laws of its jurisdiction of incorporation or formation to carry on its businesses as presently carried on and to own its property and assets as described in the Offering Documents;

(d)	the authorized and issued and outstanding share capital of the Company;

(e)	the special rights and restrictions attaching to the Flow-Through Shares are accurately summarized in all material respects in the Prospectuses;

(f)	no authorization, consent or approval of, or filing, registration, permit, license, decree, qualification or recording with, any Governmental Authority in the Canadian Qualifying Jurisdictions is required for the performance by the Company of its obligations under this Agreement, the delivery to the Underwriters of the Flow-Through Shares and the HD Common Shares, and, if applicable, the Additional Shares hereunder, the consummation of the transactions contemplated by this Agreement (including, without limitation, the distribution of the Offered Securities in the manner contemplated herein), other than those that have been obtained or made prior to the Closing Time;

(g)	all necessary corporate action having been taken by Company to authorize (i) the execution and delivery of this Agreement, and the performance of its obligations hereunder and thereunder, and (ii) the delivery and, if applicable, the execution and filing of, the Canadian Prospectus Supplement, and, if applicable, any amendments thereto, under the Applicable Securities Laws in each of the Canadian Qualifying Jurisdictions;

(h)	the execution and delivery of this Agreement and the fulfilment of the terms hereof and thereof by the Company, the issuance, sale and delivery of the Flow-Through Shares and HD Common Shares to be issued and sold by the Company at the Closing Time, and the grant of the Over-Allotment Option do not and will not result in a breach of or a default under, do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or a default under, and do not and will not conflict with: (A) the constating documents of the Company; (B) any resolutions of the shareholders or directors (including of any committee thereof) of the Company; or (C) any applicable corporate law or Applicable Securities Laws;

(i)	the Flow-Through Shares and the HD Common Shares have been duly and validly issued as fully paid and non-assessable shares in the capital of the Company;

(j)	the Additional Shares have been duly allotted and reserved for issuance by the Company;

A-1

(k)	the statements under the heading “Eligibility for Investment” in the Canadian Preliminary Prospectus, the Canadian Final Prospectus and the Canadian Prospectus Supplement, insofar as such statements constitute statements of law, are accurate, subject to the assumptions, qualifications, limitations and restrictions set out therein;

(l)	the rights, privileges, restrictions and conditions attaching to the Offered Securities and the Over-Allotment Option are accurately summarized in all material respects in the Offering Documents;

(m)	all necessary documents have been filed, all requisite proceedings have been taken, all legal requirements have been fulfilled and all necessary approvals, permits, consents and authorizations of the Commissions have been obtained, in each case by the Company to qualify the Offered Securities for distribution and sale to the public in each of the Canadian Qualifying Jurisdictions through investment dealers or brokers registered in such categories under the applicable laws of the Canadian Qualifying Jurisdictions and who have complied with the relevant provisions of such applicable laws;

(n)	the common shares of the Company (including all of the Offered Securities) have been approved for listing and posting for trading on NYSE American and the TSXV subject only to customary listing conditions set forth in the conditional approval letter of NYSE American and the TSXV regarding the listing and posting on NYSE American and the TSXV of the Offered Securities;

(o)	the Company qualifies as a principal-business corporation as defined in subsection 66(15) of the Tax Act; and

(p)	upon issue, the Flow-Through Shares will be “flow-through shares” as defined in subsection 66(15) of the Tax Act and will not be “prescribed shares” within the meaning of section 6202.1 of the regulations to the Tax Act except as a result of (i) any agreement, arrangement, undertaking or understanding to which the Company is not a party and of which it has no knowledge, (ii) any agreement, arrangement, undertaking or understanding in respect of a Follow-On Transaction, and (iii) any other action taken by a purchaser which causes any Flow-Through Shares to be or become “prescribed shares” within the meaning of section 6202.1 of the regulations to the Tax Act.

A-2

Schedule “B”
MINING CLAIMS

MAP STAKED LICENSE NUMBER	NAME
006821M	New Found Gold Corp.
007984M	New Found Gold Corp.
022216M	New Found Gold Corp.
022236M	New Found Gold Corp.
022260M	New Found Gold Corp.
022342M	New Found Gold Corp.
022491M	New Found Gold Corp.
023239M	New Found Gold Corp.
023495M	New Found Gold Corp.
023498M	New Found Gold Corp.
023720M	New Found Gold Corp.
023721M	New Found Gold Corp.
023804M	New Found Gold Corp.
023860M	New Found Gold Corp.
023861M	New Found Gold Corp.
023862M	New Found Gold Corp.
023863M	New Found Gold Corp.
023864M	New Found Gold Corp.
023866M	New Found Gold Corp.
023874M	New Found Gold Corp.
023875M	New Found Gold Corp.
023881M	New Found Gold Corp.
023916M	New Found Gold Corp.

023940M	New Found Gold Corp.
023962M	New Found Gold Corp.
023987M	New Found Gold Corp.
024026M	New Found Gold Corp.
024031M	New Found Gold Corp.
024112M	New Found Gold Corp.
024136M	New Found Gold Corp.
024138M	New Found Gold Corp.
024139M	New Found Gold Corp.
024140M	New Found Gold Corp.
024141M	New Found Gold Corp.
024264M	New Found Gold Corp.
024265M	New Found Gold Corp.
024266M	New Found Gold Corp.
024268M	New Found Gold Corp.
024270M	New Found Gold Corp.
024274M	New Found Gold Corp.
024435M	New Found Gold Corp.
024436M	New Found Gold Corp.
024557M	New Found Gold Corp.
024558M	New Found Gold Corp.
024559M	New Found Gold Corp.
024560M	New Found Gold Corp.
024561M	New Found Gold Corp.
024562M	New Found Gold Corp.

024563M	New Found Gold Corp.
024565M	New Found Gold Corp.
024566M	New Found Gold Corp.
024567M	New Found Gold Corp.
024568M	New Found Gold Corp.
024569M	New Found Gold Corp.
024570M	New Found Gold Corp.
024571M	New Found Gold Corp.
024997M	New Found Gold Corp.
025008M	New Found Gold Corp.
025766M	New Found Gold Corp.
026074M	New Found Gold Corp.
027379M	New Found Gold Corp.
027636M	New Found Gold Corp.
027637M	New Found Gold Corp.
030710M	New Found Gold Corp.
030711M	New Found Gold Corp.
030714M	New Found Gold Corp.
030716M	New Found Gold Corp.
030722M	New Found Gold Corp.
030726M	New Found Gold Corp.
030727M	New Found Gold Corp.
030733M	New Found Gold Corp.
030737M	New Found Gold Corp.
030739M	New Found Gold Corp.

030740M	New Found Gold Corp.
030741M	New Found Gold Corp.
030742M	New Found Gold Corp.
030745M	New Found Gold Corp.
030746M	New Found Gold Corp.
030747M	New Found Gold Corp.
030748M	New Found Gold Corp.
030752M	New Found Gold Corp.
030753M	New Found Gold Corp.
030754M	New Found Gold Corp.
030755M	New Found Gold Corp.
030756M	New Found Gold Corp.
030763M	New Found Gold Corp.
030765M	New Found Gold Corp.
030768M	New Found Gold Corp.
030771M	New Found Gold Corp.
030775M	New Found Gold Corp.
030777M	New Found Gold Corp.
030783M	New Found Gold Corp.
035047M	Aidan O’Neil[1]
035048M	Suraj Amarnani[1]
035050M	Josh Vann[1]
035087M	New Found Gold Corp.
035197M	Aidan O’Neil[1]
035198M	Suraj Amarnani[1]

035204M	New Found Gold Corp.
035209M	New Found Gold Corp.
035338M	New Found Gold Corp.
035681M	New Found Gold Corp.
036670M	Alicia Moning

1.	Licenses held in trust for the Company pursuant to a property option agreement dated November 2, 2022 between Aidan O’Neil, Suraj Amarnani, Josh Vann, VOA Exploration Inc. and the Company.

Schedule “C”
FORM OF SUBSCRIPTION AND RENUNCIATION AGREEMENT FOR FLOW-THROUGH SHARES

TO:         NEW FOUND GOLD CORP. (the “Company”)

1.	Each of those persons listed on Appendix “A” attached hereto (the “Subscribers”) and in the respective numbers set out thereon, by ______________________, as their duly authorized agent (the “Agent”) hereby subscribes for common shares in the capital of the Company (“Shares”) to be issued as “flow-through shares” as defined in subsection 66(15) of the Tax Act (as defined herein) by the Company for an aggregate consideration of $__________________________, representing a subscription price of $2.29 per Share, upon the terms and subject to the conditions set forth in the agreement constituted by the acceptance thereof (the “Subscription Agreement”) and as described in the Company’s short form base shelf prospectus dated May 23, 2025 and the prospectus supplement dated May 29, 2025 (together, the “Prospectus”). The Agent shall tender payment on behalf of the Subscribers of the aggregate subscription price for __________________________ Shares in the sum of $__________________________ on the Closing Date (as defined herein), such amount forming a portion of the aggregate proceeds payable to the Company on the Closing Date pursuant to an underwriting agreement among the Company, BMO Nesbitt Burns Inc., SCP Resource Finance LP, Paradigm Capital Inc., Canaccord Genuity Corp., Haywood Securities Inc., Stifel Nicolaus Canada Inc., Roth Canada, Inc., A.G.P. Canada Investments ULC and ATB Securities Inc. dated May [•], 2025 (the “Underwriting Agreement”).

2.	In this Subscription Agreement:

(a)	“CEE” means an expense described in paragraph (f) of the definition of “Canadian exploration expense” in subsection 66.1(6) of the Tax Act, or that would be described in paragraph (h) of that definition if the references therein to “paragraph (a) to (d) and (f) to (g.4)” were a reference to “paragraph (f)”, other than amounts which are (i) prescribed to be “Canadian exploration and development overhead expense” for the purposes of paragraph 66(12.6)(b) of the Tax Act, (ii) assistance described in paragraph 66(12.6)(a) of the Tax Act, (iii) any expense described in paragraph 66(12.6)(b.1) of the Tax Act, or (iv) any expenses for prepaid services or rent that do not qualify as outlays and expenses for the period as described in the definition of “expense” in paragraph 66(15) of the Tax Act;

(b)	“Closing Date” means [select June 3, 2025 or June 12, 2025 based on applicable tranche] or such other date as the parties to the Underwriting Agreement may agree upon in writing;

(c)	“Closing Time” means such time on the Closing Date that the sale of the Shares is completed;

(d)	“Commitment Amount” means an amount equal to $2.29 multiplied by the number of Shares subscribed and paid for pursuant to this Subscription Agreement and received by the Company;

(e)	“CRA” means the Canada Revenue Agency;

(f)	“Flow-Through Mining Expenditure” means an expense which is a CEE and will, once renounced to the Subscriber who is an individual (other than a trust or estate), qualify as a “flow-through mining expenditure” (as defined in subsection 127(9) of the Tax Act as such definition read on March 2, 2025 and provided that those specific proposals to amend the Tax Act publicly announced on March 3, 2025 by the Minister of Energy and Natural Resources on behalf of the Minister of Finance proposing an amendment to extend the mineral exploration tax credit for investors in flow-through shares until March 31, 2027 is passed with effect on or prior to the Closing Date) of or by the Subscriber or, if the Subscriber is a partnership, of the members of the Subscriber who are individuals (other than a trust or estate) to the extent of their respective shares of the expense so renounced;

(g)

“Offering” means the Company’s offering of 21,400,000 Shares issued as “flow-through shares” within the meaning of subsection 66(15) of the Tax Act at a price of C$2.29 per Share, to be offered to the public by way of the Prospectus pursuant to National Instrument 44-102 – Shelf Distributions;

(h)	“Prescribed Forms” means the forms prescribed from time to time under subsection 66(12.7) of the Tax Act (or any corresponding provincial or territorial legislation), filed or to be filed by the Company within the prescribed times renouncing to the Subscribers the Qualifying Expenditures incurred pursuant to this Subscription Agreement and all parts or copies of such forms required by the Tax Act (or any corresponding provincial or territorial legislation) or CRA (or any similar provincial or territorial authority) to be delivered to Subscribers as applicable;

(i)	“Post-Closing Arrangement” has the meaning set out in section 3(p);

(j)

“Qualifying Expenditures” means expenses each of which (i) qualify as CEE at the date they are incurred and are expenses which may be renounced by the Company pursuant to subsection 66(12.6) of the Tax Act, in conjunction with subsection 66(12.66) of the Tax Act, with an effective date not later than December 31, 2025 and which would, but for the renunciation to the Subscribers, be deductible by the Company in computing its income for the purposes of Part I of the Tax Act; and (ii) qualify as Flow-Through Mining Expenditures at the date they are incurred, provided that the Subscriber (and where the Subscriber is a partnership, each partner of the partnership) deals with the Company on an arm’s length basis for purposes of the Tax Act;

(k)	“Regulations” means the regulations to the Tax Act, including all specific proposals to amend the Regulations publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof;

(l)	“Tax Act” means the Income Tax Act (Canada), including all specific proposals to amend the Tax Act publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof; and

(m)	“Termination Date” means December 31, 2026.

3.	Each Subscriber represents, warrants and covenants to the Company and the Agent (and acknowledges that the Company and the Agent are relying thereon) that:

(a)	the Subscriber is not a non-resident of Canada for purposes of the Tax Act;

(b)	the Subscriber, and each beneficial purchaser for whom it is acting (and, if the Subscriber is a partnership, each member or partner thereof) deals, and until the Termination Date will continue to deal, at arm’s length with the Company for the purposes of the Tax Act and the Subscriber acknowledges that, if at any time before the Termination Date, the Subscriber (and, if the Subscriber is a partnership, each member or partner thereof) is not dealing at arm’s length with the Company, notwithstanding any other provision of this Subscription Agreement, (i) the renunciation to the Subscriber of any Qualifying Expenditures incurred in 2026 will not be effective on or before December 31, 2025 (but such Qualifying Expenditures may be deductible in 2026) and (ii) the Subscriber may be required to file appropriate amendments to the Subscriber’s income tax returns;

(c)

the Subscriber (or, if the Subscriber is a partnership, each member or partner thereof) has not entered into and will not enter into any agreement or arrangement which will cause the Shares to become “prescribed shares” within the meaning of section 6202.1 of the Regulations, however, this section (c) shall not apply to the entering into of this Subscription Agreement. The Company shall not be liable or responsible for any breach of any representation, warranty or covenant given in this Subscription Agreement resulting from the Shares being “prescribed shares” as a result of any transaction, understanding, undertaking, agreement or arrangement, other than this Subscription Agreement, entered into by the Subscriber;

(d)	if the Subscriber, and each beneficial purchaser on whose behalf the Subscriber is contracting hereunder, if any, as the case may be, is a corporation, trust or partnership, it does not and will not have, in respect of a renunciation of Qualifying Expenditures hereunder, a “prohibited relationship” with the Company within the meaning of subsection 66(12.671) of the Tax Act;

(e)	the Subscriber, or any beneficial purchaser for whom the Subscriber is contracting hereunder, has not and does not expect to receive any financial assistance from the Company, directly or indirectly, in respect of the purchase of the Shares;

(f)	the Agent is executing this Subscription Agreement on behalf of the Subscriber, as beneficial purchaser, and is the duly authorized agent of the Subscriber with due and proper power and authority to execute and deliver, on behalf of the Subscriber, this Subscription Agreement, any supplement or amendment thereto, and all other documentation in connection with the purchase of the Shares hereunder, to agree to the terms and conditions herein set out and to make the representations, warranties, acknowledgments, and covenants herein contained, all as if the Subscriber were subscribing as principal for its own account and not for the benefit of any other person and the actions of the Agent as agent are in compliance with applicable law and the Subscriber acknowledges that the Company may be required by law to disclose to certain regulatory authorities the identity of the Subscriber for whom the Agent is acting on behalf of;

(g)	if an individual, the Subscriber is of the full age of majority and is otherwise legally competent to enter into this Subscription Agreement and take all action pursuant hereto;

(h)	if a corporation, the Subscriber is a valid and subsisting corporation, it has the necessary corporate capacity and authority to enter into this Subscription Agreement and to observe and perform its covenants and obligations hereunder and it has taken all necessary corporate action in respect thereof, or, if it is a partnership, syndicate or other form of unincorporated organization, it has the necessary legal capacity and authority to enter into this Subscription Agreement and to observe and perform its covenants and obligations hereunder and, in either case, it has obtained all necessary approvals in respect thereof;

(i)	the Subscriber has such knowledge, or has received advice, in financial and business affairs as to be capable of evaluating the merits and risks of the investment and the Subscriber is able to bear the economic risk of loss of its entire investment;

(j)	the Subscriber has received and reviewed a copy of the Prospectus;

(k)	if required by applicable securities legislation, policy or order of a securities commission or other regulatory authority, the Subscriber will execute, deliver, file and otherwise assist the Company in filing such reports, undertakings and other documents with respect to the issue of the Shares;

(l)	the entering into of this Subscription Agreement and the transactions contemplated hereby will not result in a violation of any of the terms and provisions of any law applicable to the Subscriber, or, if the Subscriber is not a natural person, any of its constating documents, or of any agreement to which the Subscriber is a party or by which it is bound;

(m)	neither the Company not any person affiliated with the Company has made to the Subscriber any written or oral representations:

(i)	that any person will resell or repurchase the Shares;

(ii)	that any person will refund the purchase price of the Shares; or

(iii)	as to the future price or value of the Shares;

(n)	the Company is collecting personal information (as that term is defined under applicable privacy legislation, including, without limitation, the Personal Information Protection and Electronic Documents Act (Canada) and the policies of the TSX Venture Exchange) of the Subscriber and may use such personal information: (i) for internal use with respect to managing the relationships between and contractual obligations of the Company and the Subscriber; (ii) for use and disclosure for income tax-related purposes, including, without limitation, where required by law, disclosure to the CRA; (iii) disclosure to professional advisers of the Company in connection with the performance of their professional services; (iv) disclosure to securities regulatory authorities and other regulatory bodies with jurisdiction with respect to reports of trade or similar regulatory filings; (v) disclosure to a governmental or other authority to which the disclosure is required by court order or subpoena compelling such disclosure and where there is no reasonable alternative to such disclosure; (vi) disclosure to any person where such disclosure is necessary for legitimate business reasons and is made with the Subscriber’s prior written consent; (vii) disclosure to a court determining the rights of the parties under this Subscription Agreement; and (viii) any other parties involved in the Offering, including legal counsel, and may be included in record books prepared in respect of the Offering; and (ix) for use and disclosure as otherwise required by law; in addition, the Subscriber further acknowledges and consents to the fact that the Company may be required to provide any one or more of the Canadian securities regulators, stock exchanges, the Canadian Investment Regulatory Organization, other regulatory agencies or the Company’s registrar and transfer agent with any personal information provided by the Subscriber in this Subscription Agreement, and may make any other filings of such personal information as the Company’s counsel may deem appropriate, and the Subscriber acknowledges receipt of notification of the disclosure of personal information by the Company to the TSX Venture Exchange and the Subscriber hereby consents to and authorizes the foregoing use and disclosure of such personal information and agrees to provide, on request, all particulars required by the Company in order to comply with the foregoing;

(o)	the covenants, representations and warranties of the Subscriber stated or referred to herein shall be true and correct both as of the execution of this Subscription Agreement and as of the Closing Time on the Closing Date as if repeated at such time, and will survive the completion of the issuance of the Shares and the completion of the transactions contemplated under this Subscription Agreement and the Underwriting Agreement; and

(p)	if the Subscriber, or any beneficial purchaser for whom the Subscriber is contracting hereunder, is acquiring the Shares with the intention of (i) donating all or a portion of such Shares to a “qualified donee”, as defined in the Tax Act, as part of a charitable donation arrangement promoted by a third party, or (ii) selling some or all of the Shares to a third party or otherwise engaging in a follow-on transaction with respect to the Shares (each of (i) and (ii) a “Post-Closing Arrangement”), the Subscriber and any beneficial purchaser for whom the Subscriber is contracting hereunder, acknowledges and confirms that it will obtain independent tax, financial, and legal advice from its own advisers with respect to any such Post-Closing Arrangement, and acknowledges and confirms that, notwithstanding any provision of this Subscription Agreement, it is relying solely on its own advisers and not on the Company or its counsel or the underwriters named in the Underwriting Agreement or their affiliates or any of their counsel (a) regarding any covenants, representations and warranties in respect of the tax consequences or potential tax benefits of investing in the Shares and participating in the Post-Closing Arrangement, and (b) to ensure that the Post-Closing Arrangement does not result in the Shares being “prescribed shares” within the meaning of section 6202.1 of the Regulations, and the Subscriber assumes all risk of any such Post-Closing Arrangement resulting in the Shares being “prescribed shares” within the meaning of section 6202.1 of the Regulations.

4.	The Company hereby represents and warrants to the Subscribers and the Agent (and acknowledges that the Subscribers and Agent are relying thereon) that:

(a)	the Company has been duly incorporated and is validly subsisting and in good standing under the laws of the Province of British Columbia and has all requisite corporate power and capacity to enter into and carry out its obligations under this Subscription Agreement;

(b)	on the Closing Date, the Company will have taken all corporate steps and proceedings necessary to approve the transactions contemplated hereby, including the execution and delivery of this Subscription Agreement;

(c)	no order ceasing or suspending trading in the securities of the Company nor prohibiting the sale of such securities has been issued to the Company or its directors, officers or promoters and, to the best of the knowledge of the Company, no investigations or proceedings for such purposes are pending or threatened;

(d)	at the Closing Time, the Shares will be duly and validly created, authorized and issued as fully paid and non-assessable Shares;

(e)	the Company has complied, or will comply, with all applicable corporate and securities laws and regulations in connection with the offer, sale and issuance of the Shares;

(f)	the Company has the full corporate right, power and authority to execute and deliver this Subscription Agreement, to issue the Shares to the Subscribers and to incur and renounce to the Subscriber Qualifying Expenditures in an amount equal to the Commitment Amount;

(g)	this Subscription Agreement constitutes a binding obligation of the Company enforceable in accordance with its terms;

(h)	the execution and delivery of, and the performance of the terms of, this Subscription Agreement by the Company, including the issue of the Shares, the incurring of Qualifying Expenditures and the renunciation of Qualifying Expenditures to the Subscribers pursuant hereto, does not and will not constitute a breach of or default under the constating documents of the Company or any law, regulation, order or ruling applicable to the Company or any agreement, contract or indenture to which the Company is a party or by which it is bound;

(i)

the expenses to be renounced by the Company to the Subscribers hereunder: (i) will constitute Qualifying Expenditures on the effective date of the renunciation and on the date incurred and (ii) will not include any amount that has previously been renounced by the Company to the Subscribers or to any other persons;

(j)	the Company has no reason to believe that it will be unable to incur, on or after the Closing Date and on or before the Termination Date or that it will be unable to renounce to the Subscribers, effective on or before December 31, 2025, Qualifying Expenditures in an amount equal to the Commitment Amount and the Company has no reason to expect any reduction of such amounts by virtue of subsection 66(12.73) of the Tax Act;

(k)	except as a result of (i) any agreement, arrangement, undertaking or understanding to which the Company is not a party and of which it has no knowledge, (ii) any agreement, arrangement, undertaking or understanding in respect of a Post-Closing Arrangement, and (iii) any other action taken by the Subscriber which causes the Shares to be or become “prescribed shares” within the meaning of section 6202.1 of the Regulations, upon issue the Shares will be “flow- through shares” as defined in subsection 66(15) of the Tax Act and will not be “prescribed shares” within the meaning of section 6202.1 of the Regulations;

(l)	if the Company amalgamates or otherwise merges with any one or more companies, any shares issued to or held by the Subscribers as a replacement for the Shares as a result of such amalgamation or merger will qualify, by virtue of subsection 87(4.4) of the Tax Act, as “flow-through shares” as defined in subsection 66(15) of the Tax Act and in particular, will not be “prescribed shares” as defined in section 6202.1 of the Regulations;

(m)	the Company is and will continue to be a principal-business corporation as defined in subsection 66(15) of the Tax Act until such time as all of the Qualifying Expenditures required to be renounced under this Subscription Agreement have been incurred and validly renounced pursuant to the Tax Act; and

(n)	the Company is not, and has never been, in default of any of its legal obligations in respect of any “flow-through share” financings previously undertaken by the Company.

5.	The Company covenants and agrees with the Subscribers as follows:

(a)	the Company agrees to incur Qualifying Expenditures in an amount equal to the Commitment Amount on or after the Closing Date and on or before the Termination Date in accordance with this Subscription Agreement and agrees to renounce to the Subscribers, with an effective date no later than December 31, 2025, pursuant to subsection 66(12.6) of the Tax Act and, in respect of Qualifying Expenditures incurred by the Company in 2026, in conjunction with subsection 66(12.66) of the Tax Act, Qualifying Expenditures incurred by the Company on or after the Closing Date and on or before the Termination Date, in an amount equal to the Commitment Amount;

(b)	unless required to do so pursuant to subsection 66(12.73) of the Tax Act, the Company shall not reduce the amount renounced to the Subscribers pursuant to subsection 66(12.6) of the Tax Act;

(c)	if the Company receives, or becomes entitled to receive, or may reasonably be expected to receive, any assistance which is described in the definition of “assistance” in subsection 66(15) of the Tax Act and the receipt of or entitlement or reasonable expectation to receive such assistance has or will have the effect of reducing the amount of Qualifying Expenditures validly renounced to the Subscribers, the Company will incur additional Qualifying Expenditures using funds from sources other than the Commitment Amount in an amount equal to such assistance, such that the aggregate Qualifying Expenditures renounced to the Subscribers effective no later than December 31, 2025 pursuant to the terms of this Subscription Agreement will be equal to the aggregate Commitment Amount;

(d)	the Company shall notify the Subscriber in the event that it becomes aware that it is subject to the provisions of subsection 66(12.67) of the Tax Act in a manner which impairs its ability to renounce Qualifying Expenditures to the Subscribers in an amount equal to the Commitment Amount;

(e)

in the event that the Company fails to renounce, to the Subscriber, Qualifying Expenditures in an amount equal to the Commitment Amount in the manner required by this Subscription Agreement, the Company shall fully indemnify and hold harmless the Subscriber and each of the partners thereof if the Subscriber is a partnership (for the purposes of this Section, each an “Indemnified Person”) as to, and pay to the Indemnified Person an amount equal to the amount of any tax (as referenced in paragraph (c) of the definition of an “excluded obligation” in subsection 6202.1(5) of the Regulations) payable under the Tax Act (and under any corresponding provincial or territorial legislation) by any Indemnified Person as a consequence of such failure on or before the 20th business day following the date the amount is determined by the Indemnified Person based on such Indemnified Person’s filed, or prepared and unfiled income tax return (provided such unfiled tax return will not be materially different than the filed tax return) for the relevant taxation year, and such amount is communicated to the Company. In the event that the amount renounced by the Company to the Subscriber is reduced pursuant to subsection 66(12.73) of the Tax Act (or under any corresponding provisions of provincial or territorial legislation), the Company shall indemnify and hold harmless each Indemnified Person as to, and pay to the Indemnified Person on or before the 20th business day following the receipt by the Company of a copy of the notice of assessment or reassessment issued by the CRA to the Indemnified Person pursuant to which such amount of tax is determined, an amount equal to the amount of any tax (as referenced in paragraph (c) of the definition of “excluded obligation” in subsection 6202.1(5) of the Regulations) payable under the Tax Act (and under any corresponding provincial or territorial legislation) by the Indemnified Person as a consequence of such reduction. Nothing in this subsection shall derogate from any other recourse, rights or remedies the Subscriber may have at common law or civil law with respect to liabilities other than those payable under the Tax Act and any corresponding provincial or territorial legislation. For certainty, the foregoing indemnities shall have no force or effect and the Subscriber shall not have any recourse or rights of action to the extent that such indemnities, recourse or rights of action would otherwise cause the Shares to be “prescribed shares” within the meaning of section 6202.1 of the Regulations. To the extent that any person entitled to be indemnified hereunder is not a party to this Agreement, the Subscriber shall obtain and hold the rights and benefits of this Subscription Agreement in trust for, and on behalf of, such person and the Company agrees that each such person (or the Subscriber on such person’s behalf) shall be entitled to enforce the provisions of this Subscription Agreement notwithstanding that such person is not a party to this Subscription Agreement. Notwithstanding the foregoing, and for certainty, this indemnity shall not apply or extend to any claim related to the reduction or denial by CRA of any tax deductions which results from the Shares being “prescribed shares” for the purpose of section 6202.1 of the Regulations and/or not “flow-through shares” as defined in subsection 66(15) of the Tax Act as a consequence of the Subscriber participating in a Post-Closing Arrangement;

(f)	the Company shall file with the CRA, within the time prescribed by subsection 66(12.68) of the Tax Act, the forms prescribed for the purposes of such legislation together with a copy of the Subscription Agreements or any “selling instrument” contemplated by such legislation and shall forthwith following such filings provide to the Subscribers a copy of such form certified by an officer of the Company;

(g)	the Company shall timely file with the CRA and with any applicable provincial or territorial tax authority any return required to be filed under Part XII.6 of the Tax Act (or any corresponding provision of applicable provincial or territorial law) in respect of the particular year, and will pay any tax or other amount owing in respect of that return on a timely basis;

(h)	the Company shall deliver to the Subscribers, on or before March 1, 2026, the relevant Prescribed Forms (including form T101) and, if the Subscriber, or if the Subscriber is a partnership, any partner thereof, is resident in Quebec for the purposes of the Taxation Act (Quebec) or is otherwise liable to pay tax in Quebec, the Company shall deliver to the Subscribers the prescribed RL-11 Forms, fully completed and executed, renouncing to the Subscribers, Qualifying Expenditures in an amount equal to the Commitment Amount with an effective date of no later than December 31, 2025, and such delivery shall constitute the authorization of the Company to the Subscribers to file such Prescribed Forms with the relevant taxation authorities;

(i)	the Company shall incur and renounce Qualifying Expenditures pursuant to this Subscription Agreement and all other agreements with other persons providing for the issue of shares which are “flow-through shares” as defined in subsection 66(15) of the Tax Act entered into by the Company on the Closing Date (collectively, the “Other Agreements”) before incurring and renouncing CEE pursuant to any other agreement which the Company may subsequently enter into after the Closing Date with any person with respect to the issue of shares which are “flow-through shares” as defined in subsection 66(15) of the Tax Act. If the Company is required under the Tax Act or otherwise to reduce Qualifying Expenditures previously renounced to the Subscribers pursuant to this Subscription Agreement and unless the Subscriber would not be adversely affected or otherwise agrees, the reduction shall be made pro rata by the Commitment Amount of the Subscriber in relation to the aggregate Commitment Amount under this Subscription Agreement and the Other Agreements only after it has first reduced to the extent possible all Qualifying Expenditures renounced to persons (other than the Subscribers) under any agreements relating to shares which are “flow-through shares” as defined in subsection 66(15) of the Tax Act entered into after the Closing Date;

(j)	upon the Company becoming aware of the fact that an amount purportedly renounced pursuant to the Subscription Agreement exceeds the amount that it is entitled to renounce under the Tax Act, the Company will notify the Subscribers and comply with subsection 66(12.73) of the Tax Act, including the filing with the CRA of the statements contemplated therein, a copy of which will be sent concurrently to the Subscribers;

(k)	the Company shall not enter into any other agreement which would prevent or restrict its ability to renounce Qualifying Expenditures to the Subscribers in the amount of the Commitment Amount in accordance with the terms hereof; and

(l)	the Company shall maintain proper, complete and accurate accounting books and records relating to the Commitment Amount, the Qualifying Expenditures, the amounts renounced to the Subscribers under this Subscription Agreement and all transactions relating to the Qualifying Expenditures. The Company shall retain all such books and records as may be required to support the renunciation of Qualifying Expenditures contemplated by this Subscription Agreement and, upon reasonable notice, shall make such books and records available for inspection and audit by or on behalf of the Subscribers, at the purchaser of such Shares’ sole expense.

6.	The Subscriber represents and warrants that the funds representing the aggregate subscription price for the Shares subscribed for hereunder which will be advanced by the Subscriber, or, if applicable, by the Agent on behalf of the Subscriber, to the Company hereunder will not represent proceeds of crime for the purpose of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTF Act”) and the Subscriber acknowledges that the Company may in the future be required by law to disclose the Subscriber’s name and other information relating to this Subscription Agreement and the Subscriber’s subscription hereunder, on a confidential basis, pursuant to the PCMLTF Act. To the best of the Subscriber’s knowledge, none of the subscription funds to be provided hereunder (a) have been or will be obtained or derived, directly or indirectly, from or related to any activity that is deemed illegal under the laws of Canada or the United States or any other jurisdiction, or (b) are being tendered on behalf of a person or entity who has not been identified to the Subscriber. The Subscriber shall promptly notify the Company if the Subscriber discovers that any such representation ceases to be true, and shall provide the Company with appropriate information in connection therewith.

7.	Nothing herein shall constitute or be construed to constitute a partnership of any kind whatsoever between the Subscribers or any of them and the Company.

8.	This Subscription Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

9.	Time shall be of the essence hereof.

10.	The representations, warranties, obligations and agreements of the Company contained in this Subscription Agreement or in connection with the purchase and sale of the Shares shall survive the purchase of the Shares, the termination of this Subscription Agreement and the distribution of the Shares pursuant to the Prospectus and shall continue in full force and effect for such maximum period of time as any Subscriber may be entitled to commence an action, or exercise a right of rescission, with respect to a misrepresentation contained or incorporated by reference in the Prospectus pursuant to applicable securities laws, for the benefit of the Subscriber, provided that the representations, warranties and covenants of the Company relating to tax matters contained in this Subscription Agreement shall, notwithstanding any subsequent disposition by the Subscriber of any of the Shares, survive the closing and continue in full force and effect for the benefit of the Subscriber until expiry of a period of 60 days after the date on which the applicable limitation period expires for action by the applicable taxation authorities.

11.	The subscriptions of the Subscribers are further subject to any rights available to the Subscribers under applicable securities laws.

12.	This Subscription Agreement shall be binding on and enure to the benefit of the Subscribers and the Company and their respective heirs, executors, administrators, successors and assigns.

DATED at the City of ____________________, in the Province of___________________, this _____ day of _________________________, 2025.

[•]

as the duly authorized agent of the Subscribers

Per:

This Subscription Agreement is accepted and agreed to by the Company at the City of __________________________, in the Province of _______________________________, this _______ day of __________________________, 2025.

NEW FOUND GOLD CORP.

Per:
Name:
Title:

EXHIBIT “A” TO SCHEDULE “C” OF THE SUBSCRIPTION
AND RENUNCIATION AGREEMENT

Name and Address of Subscriber	Social Insurance, Corporate Tax Account or Tax Shelter Number	Number of Shares Subscribed For	Aggregate Subscription Amount

Schedule “D”

PRICING DISCLOSURE PACKAGE

Pricing Terms included in the Pricing Disclosure Package

Number of Flow-Through Shares offered by the Company: 21,400,000

Flow-Through Share Offering Price per Share: $2.29

Underwriting Commission per Flow-Through Share: $0.1202

Number of HD Common Shares offered by the Company: 4,370,000

HD Common Share Offering Price per Share: $1.63

Underwriting Commission per HD Common Share: $0.0856

Issuer Free Writing Prospectuses

1.	News release of the Company dated May 27, 2025, announcing the Offering, filed as a free-writing prospectus.

2.	News release of the Company dated May 28, 2025, announcing the increased size of the Offering, filed as a free-writing prospectus.

D-1